Grupa Hotelowa

Warsaw, 2007-08-14

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the second quarter 2007 no 2/2007.

Best regards

Krzysztof Gerula
I Vice President

dw 9/17

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at June 30, 2007 and for 6 months ended on June 30, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at June 30,2007, March 31, 2007, December 31, 2006 and June 30, 2006

Assets	balance as at June 30, 2007	balance as at March 31, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Non-current assets	**2 059 151**	**2 040 238**	**2 039 955**	**1 985 950**
Property, plant and equipment	1 889 057	1 875 343	1 874 497	1 816 414
Intangible assets, of which:	109 883	109 872	110 041	110 133
- goodwill	107 708	107 708	107 708	107 708
Investment in an associated company consolidated using the equity method of accounting	9 666	8 655	7 989	6 511
Available-for-sale financial assets	662	662	662	662
Other financial assets	4 529	2 983	3 612	4 587
Investment property	41 500	41 299	41 882	42 531
Other long-term investments	552	552	552	552
Deferred income tax assets	3 302	872	720	4 560
Current assets	**267 348**	**221 586**	**217 954**	**262 394**
Inventories	11 539	8 570	9 188	12 073
Trade receivables	82 266	66 130	55 263	74 870
Income tax receivables	46	64	55	190
Other short-term receivables	74 530	72 316	46 065	82 397
Financial assets at fair value through profit or loss	0	56	136	21 700
Cash and cash equivalents	98 967	74 450	107 247	71 164
Non-current assets held for sale	**6 600**	**7 485**	**7 143**	**726**
Total assets	**2 333 099**	**2 269 309**	**2 265 052**	**2 249 070**

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at June 30,2007, March 31, 2007, December 31, 2006 and June 30, 2006

Equity and Liabilities	balance as at June 30, 2007	balance as at March 31, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Total equity	**1 671 923**	**1 657 982**	**1 661 720**	**1 582 067**
Capital and reserves attributable to equity holders of the Company	1 670 587	1 656 451	1 660 003	1 580 607
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Foreign currency translation reserve	(675)	(577)	(628)	(310)
Retained earnings	1 020 175	1 005 941	1 009 544	929 830
Minority holdings	**1 336**	**1 531**	**1 717**	**1 460**
Non-current liabilities	**342 297**	**385 622**	**343 813**	**389 768**
Borrowings	230 888	275 564	230 305	266 885
Deferred income tax liability	66 108	67 461	70 169	73 445
Other non current liabilities	8 339	9 244	10 168	9 250
Provision for pension and similar benefits	36 911	33 297	33 120	40 148
Provisions for liabilities	51	56	51	40
Current liabilities	**318 879**	**225 705**	**259 519**	**277 235**
Borrowings	92 623	46 115	85 565	85 630
Trade payables	91 006	77 075	89 323	65 864
Current income tax liabilities	3 849	1 595	219	5 807
Other current liabilities	123 765	81 178	71 699	112 700
Provision for pension and similar benefits	5 805	5 521	5 863	5 358
Provisions for liabilities	1 831	14 221	6 850	1 876
Total equity and liabilities	**2 333 099**	**2 269 309**	**2 265 052**	**2 249 070**

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 6 months and for 3 months ended on June 30, 2007 with comparable figures for the year 2006

	3 months ended on June 30, 2007	6 months ended on June 30, 2007	3 months ended on June 30, 2006	6 months ended on June 30, 2006
Net sales of services	307 643	533 507	277 581	470 616
Net sales of products, merchandise and raw materials	1 421	2 854	1 975	3 321
Cost of services, products, merchandise and raw materials sold	(210 411)	(390 885)	(195 585)	(360 376)
Gross profit on sales	**98 653**	**145 476**	**83 971**	**113 561**
Other operating income	3 520	11 950	6 464	13 862
Distribution & marketing expenses	(15 252)	(27 870)	(13 698)	(24 608)
Overheads & administrative expenses	(44 816)	(84 346)	(40 079)	(76 015)
Other operating expenses	(3 833)	(8 081)	(82)	(6 235)
Operating profit	**38 272**	**37 129**	**36 576**	**20 565**
Financial income	6	6	55	64
Financial expenses	(3 857)	(7 540)	(4 224)	(8 344)
Share in net profits of subsidiaries, affiliates and associated companies	1 011	1 677	684	1 291
Profit before tax	**35 432**	**31 272**	**33 091**	**13 576**
Income tax expense	(5 726)	(5 355)	(6 743)	(4 659)
Net profit for the financial year	**29 706**	**25 917**	**26 348**	**8 917**
Ascribed to:				
Shareholders of the controlling company	29 901	26 298	26 312	9 059
Minority shareholders	(195)	(381)	36	(142)
	29 706	**25 917**	**26 348**	**8 917**
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the financial year	0,64	0,56	0,57	0,19

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months and for 3 months ended on June 30, 2007 with comparable figures for the year 2006

	Capital attributable to equity holders of the Company					
	Share capital	Other Capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2006						
Balance as at January 1, 2006	517 754	133 333	(673)	936 438	1 602	1 588 454
- profit (loss) for the financial year	0	0	0	88 773	115	88 888
- translation differences on consolidation	0	0	45	0	0	45
Total recognised income	0	0	45	88 773	115	88 933
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2006	517 754	133 333	(628)	1 009 544	1 717	1 661 720
of which: six months ended on June 30, 2006						
Balance as at January 1, 2006	517 754	133 333	(673)	936 438	1 602	1 588 454
- profit (loss) for the financial year	0	0	0	9 059	(142)	8 917
- translation differences on consolidation	0	0	363	0	0	363
Total recognised income	0	0	363	9 059	(142)	9 280
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2006	517 754	133 333	(310)	929 830	1 460	1 582 067
Six months ended on June 30, 2007						
Balance as at January 1, 2007	517 754	133 333	(628)	1 009 544	1 717	1 661 720
- profit (loss) for the financial year	0	0	0	26 298	(381)	25 917
- translation differences on consolidation	0	0	(47)	0	0	(47)
Total recognised income	0	0	(47)	26 298	(381)	25 870
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2007	517 754	133 333	(675)	1 020 175	1 336	1 671 923
of which : three months ended on June 30, 2007						
Balance as at April 1, 2007	517 754	133 333	(577)	1 005 941	1 531	1 657 982
- profit (loss) for the financial year	0	0	0	29 901	(195)	29 706
- translation differences on consolidation	0	0	(98)	0	0	(98)
Total recognised income	0	0	(98)	29 901	(195)	29 608
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2007	517 754	133 333	(675)	1 020 175	1 336	1 671 923

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 6 months and for 3 months ended on June 30, 2007 with comparable figures for the year 2006

	3 months ended on June 30, 2007	6 months ended on June 30, 2007	3 months ended on June 30, 2006	6 months ended on June 30, 2006
OPERATING ACTIVITIES				
Loss before tax	**35 432**	**31 272**	**33 091**	**13 576**
Adjustments:	**45 515**	**80 365**	**39 763**	**49 596**
Share in net profit (loss) of companies consolidated using the equity method of accounting	(1 011)	(1 677)	(684)	(1 291)
Depreciation and amortization	41 058	81 702	39 621	74 008
(Gain) loss on foreign exchange differences	(381)	(415)	269	186
Interests	9 138	12 952	3 559	7 493
(Profit) loss on investing activity	997	841	(961)	(290)
Change in receivables	(27 349)	(59 541)	(30 911)	(54 512)
Change in current liabilities, excluding borrowinç	35 048	53 720	30 475	26 466
Change in provisions	(8 497)	(1 286)	1 085	(598)
Change in inventories	(2 969)	(2 351)	(3 226)	(2 637)
Other adjustments	(519)	(3 580)	536	771
Cash from operating activities	**80 947**	**111 637**	**72 854**	**63 172**
Income tax paid	(7 244)	(10 373)	(2 892)	(2 875)
Net cash flow from operating activities	**73 703**	**101 264**	**69 962**	**60 297**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	2 372	6 224	5 926	9 162
Proceeds from sale of investment property	0	0	0	0
Proceeds from sale of shares in related entities	0	0	0	0
Proceeds from sale of short-term securities	18 110	33 176	167 998	226 464
Interests income	1	35	10	139
Other investing income	0	9	4	8
Purchase fo property, plant and equipment and intangible assets	(49 742)	(114 960)	(72 121)	(121 724)
Purchase of related entities	(409)	(819)	(409)	(819)
Purchase of short-term securities	(18 133)	(33 100)	(189 277)	(214 792)
Other investing cash flow	0	0	(45)	(76)
Net cash flow from investing activities	**(47 801)**	**(109 435)**	**(87 914)**	**(101 638)**
FINANCING ACTIVITIES				
Proceeds from borrowings	5 743	8 301	31 950	52 177
Other financial income	0	2	0	0
Repayment of borrowings	(231)	(231)	(1 567)	(10 318)
Interest payment	(6 032)	(6 678)	(7 753)	(8 261)
Dividends paid to Shareholders	0	0	0	0
Financial lease payments	(770)	(1 305)	(1 674)	(2 381)
Settlement of financial instrument	0	0	0	0
Other financial cash flow	(95)	(198)	(253)	(253)
Net cash flow from financing activities	**(1 385)**	**(109)**	**20 703**	**30 964**
Change in cash and cash equivalents	**24 517**	**(8 280)**	**2 751**	**(10 377)**
Cash and cash equivalents at the beginning of period	**74 450**	**107 247**	**68 413**	**81 541**
Cash and cash equivalents at the end of period	**98 967**	**98 967**	**71 164**	**71 164**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT JUNE 30, 2007 AND FOR 6 MONTHS ENDED JUNE 30, 2007

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs over 3.5 thousand persons and operates a network of 47 hotels (9 058 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap (managed by Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis sp. z o.o., Orbis Transport sp. z o.o. and its associate Orbis Casino sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels, two Novotels and three Etaps in Częstochowa and Szczecin and Warsaw, offering in aggregate 1,889 rooms in 8 towns in Poland. Moreover, the company manages the Ibis Stare Miasto Hotel in Warsaw. Hekon - Hotele Ekonomiczne S.A. operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at June 30, 2007 and for 6 months ended June 30, 2007.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the consolidated annual financial statements for 2006. These policies have been consistently applied to all the years presented in this financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of the financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. The Orbis Group ended the quarter with a good operating result. During past three months revenues totaled PLN 309 064 thousand (+10.6% yoy) while the gross profit on sales equaled PLN 98 653 thousand (17.5 % yoy). At the same time EBITDA of the Orbis Group grew by 14.7%.
2. On June 28, 2007, the General Shareholders' Meeting of Orbis S.A. adopted a resolution concerning payment of the dividend amounting to PLN 15 667 thousand (PLN 0.34 per share) and approved the financial statements for 2006 as well a granted a vote of confidence to members of the Management Board and the Supervisory Board in respect of performance of their duties in 2006. (Reference: the current report no. 16/2007).
3. The General Shareholders' Meeting of Orbis S.A. appointed a new Supervisory Board for the 7th tenure (Reference: the current report no. 16 and no. 17/2007).
4. On June 1, 2007, the Company approved the updated development and modernization strategy of the Orbis Hotel Group for years 2007-2011 (Reference: the current report no. 14/2007 and item 2.2.2. „Strategy of the Orbis Hotel Group").
5. Orbis S.A. published up-to-date statement concerning compliance with principles of corporate governance in the Company (Reference: the current report no. 7/2007).
6. Mr. Alain Billy resigned from his position in Orbis S.A. Management Board as from June 30, 2007 (Reference: the current report no. 19/2007).

Jean-Philippe Savoye comments:

Orbis's consolidated revenue rose 13,17% to 536 M PLN in the first six months of 2007. As for the second quarter of 2007, revenue progressed by 10,56% to 309 M PLN.

For Orbis Grupa Hotelowa, the second quarter of 2007 accounted for 213 M PLN of revenues and 374 M PLN as for year-to-date figures which means an increase in comparison to 2006 by 11% and 13,28% respectively. At the end of June 2007, the EBITDA for hotel activity is at 102 M PLN, reflecting a dynamic year-to-date growth of 30,07% and perfectly corresponding with our objectives.

Hotel activity is profiting from an especially favorable economic environment in Poland due to an outstanding GDP growth and to the perspective of accelerated investments in scope of the European Football Championships in 2012.

In line with its strategy, during the first half of 2007, Orbis has started construction works of new hotels and continued its program of modernizations and reconstructions of existing assets.

2.2 Factors significant for the development of the Group

2.2.1 External factors

MACROECONOMIC SITUATION

The economic situation in Poland is considerably affected by the world's economy, especially in the EU countries. The key factor which determines demand in the tourist&hotel services sector is the level and growth rate of the GDP. According to figures published by the Central Statistical Office, in the 1st quarter of 2007 the GDP reached 7.4% yoy, which was a particularly favorable result even given the unchanged rate of economic growth. In accordance with the statement announced at the press conference of the Vice-President of the Main Statistical Office, Halina Dmochowska (see www.money.pl, publication from July 24, 2007 13:28:02), in the 2nd quarter of 2007, growth of the GDP will be weaker than in the 1st quarter. In "Report about inflation. July 2007" published on NBP website, the Central Bank estimates that in that period the GDP dynamics slowed down by around 6%, but the annual average prospects for growth remain favorable. "The retail sales dynamics in the April-June 2007 period, which was high, although lower than in the 1st quarter of this year, the continuation of the boom in the labor market and consumers positive attitudes are the signs that growth in consumer demand was high in the 2nd quarter of 2007". Those good results of the Polish economy were reflected in operating results of the Orbis Hotel Group in the 2nd quarter of 2007. The number of roomnights sold to foreign guests grew by 2% (to Poles – by 14.5%), and the number of roomnights sold to corporate customers grew by 14.3%.
The level of sales of services in hotel business, foreign incoming traffic as well as in the rent a car segment is considerably influenced by the EUR/PLN exchange rate. According to figures published by the National Bank of Poland (NBP), in the 2nd quarter of 2007, the average EUR/PLN exchange rate reached 3.8032 and was by 2.2% lower as compared to the average EUR/PLN exchange rate in the 1st quarter of 2007. The average exchange rate (3.9433) was also reported to have decreased by 3.6% against the 2nd quarter of 2006. The drop in the EUR/PLN exchange rate

(all amounts are quoted in PLN thousand, unless otherwise stated)

negatively impacts results of hotel sales. At the same time the lower EUR exchange rate may increase profits from sales in the foreign outgoing traffic handled by Orbis Travel.
The economic growth brings on significant changes in the labor market, which means higher employment rate and lower unemployment rate as well as more and more visible pay rise. According to the figures of the Central Statistical Office, the unemployment rate in June 2007 dropped to 12.4% as compared to 13.0% in May 2007. The strengthening of the downward trend in the unemployment rate in the 2nd quarter of 2007 results from the increase in the demand for workers for seasonal work (e.g. in agriculture, horticulture, forestry and construction industry) and it is connected with the intensity of trips abroad.

TOURIST TRAFFIC

In the 1st quarter of 2007, the number of foreigners in the incoming traffic was 14.6 million, which means an increase by 14.0% as compared to the same period in the previous year, and the number of tourists was 3.2 mn, which is 2.0% more than in the 1st quarter of 2006. The analysis of changes in the incoming traffic in the 1st quarter of 2007 according to country origin shows a considerable increase in arrivals (by over 30%) from Portugal, Ireland, South Korea, Belgium, Italy, Hungary, Norway, Slovakia, Spain, Austria, Denmark, Turkey, Moldavia and the Czech Republic, and a drop in arrivals (by over 5.0%) from Malta, the Netherlands, Cyprus and Greece. The number of arrivals from Germany grew by 11.0%, whereas the number of arrivals from the remaining 15 EU countries increased by 14.0%.

While observing incoming traffic on particular borders, the greatest increase is reported for the border with Slovakia (by 62.0%) and at airports (by 20.0%). In the 1st quarter of 2007, Poles departures abroad reached the level of 10.5 million, which meant an increase by 15.0% against the 1st quarter of 2006.

As at the date of publishing this report, no figures pertaining to the incoming, outgoing and domestic traffic in the 2nd quarter of 2007 have not been published. Comments on this issue will be presented in the subsequent condensed consolidated financial statements.

COMPETITION

Hotel market – in the 2nd quarter of 2007 very high rate of execution of hotel projects was reported in the Warsaw market had, as two new hotels were handed over for use (five-star hotel and four-star hotel), in Krakow, where three new hotels were opened (two three-star hotels and one four-star hotel) and Szczecin with one two-star hotel opened. The increase in the number of hotels in Poland is influenced mainly by such factors as dynamic growth in the number of tourists coming to Poland, stable macroeconomic prospects for the Polish economy, growth in the room occupancy ratio, increasingly good transport accessibility (cheap air-lines and planned construction of a network of highways) as well as the fact that our country, has, together with Ukraine, been selected to host the UEFA European Football championship – Euro 2012. in the 2nd quarter of 2007, the market share of hotels of the Orbis Hotel Group (measured as the share in the number of available rooms) in major cities was as follows: Warsaw 42.5%, Krakow 29.4%, Wrocław 41.9%, Poznań 54.7%, Katowice 40.1%, Szczecin 47.2 % and Tri-City 42.4%.

Travel agents' market – the acceleration on economic growth, EU membership, an increase in direct investments, export growth and the stable international situation impact the upward trend based on the general improvement in tourism in Europe and worldwide. Furthermore, the increased number of trips results to a large extent from expanding activity of cheap air-lines, which is important for improving the transport accessibility of our country. All the factors are mirrored in the increase in profits from the business. On the fragmented travel agents' market PBP Orbis has gained a strong position of touroperator selling tourist services and its competitiveness is still growing.

Transport market – as regards the international coach transport, strong impact is still exerted by competitive cheap airlines affecting the volume of passenger transport, and therefore on results of the sector. On the other hand, however, we have observed demand for services provided by the companies of the Orbis Transport Group on international lines resulting from the accessibility of coach connections from small towns, where the development of cheap air services does not cause a decline in the number of passengers to such a large extent. Direct transport from different Polish cities and the increased frequency of transport services have raised the comfort of travel and encouraged people to use this form of traveling. Orbis Transport is one of the leading CFM companies, and the growing market share of Hertz Lease in the CFM sector amounts to about 2.8%. At present the CFM sector is growing dynamically with annual growth rates of 20.0%. Orbis Transport, however, indicates growth rate above the average market growth.
The market still has development potential due to the increasing number of companies interested in fleet outsourcing , but, on the other hand, the economic growth contributes to an increase in the employment rate, which results in a growing number of company cars. As regards Hertz Rent a Car business, Orbis Transport maintains its leading position in the market, with 40.0% share in short-term car rentals. The observed development of cheap airlines should bring about further growth in reservations in the tourist segment, especially in the summer period, while the development of the business sector is conditioned by the development of foreign investments in Poland. Competition among coach carriers is getting increasingly fierce, but it does not pose a significant threat to the position of Orbis Transport sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.2 Internal factors

1. INVESTMENT PROGRAM OF THE ORBIS GROUP

The Orbis Group invested PLN 108,074 thousand in the 2nd quarter and this amount is comparable with the same period last year. Major investments made by the Group in this period included, just like a year ago, investments on modernization and construction of hotels of Orbis S.A. Modernizations are continued in a few objects, e.g. Grand hotel in Warsaw and Mercure Hevelius in Gdansk. Preparatory works are underway related to construction of a dozen or so new Etaps, Ibises and Novotels (for more detailed information, see section 2 Strategy).
The performance of investment plan of Orbis S.A in the above-mentioned period was PLN 61 559.8 thousand, with the expenditures on hardware and software amounting to PLN 1 375 thousand. Contractors and suppliers were paid advance payments in a total amount of PLN ca 10 216 thousand.
Increased expenditures on property, plant and equipment, including assets under construction in Hekon Hotele Ekonomiczne S.A. result from new investments in comprehensive equipment for Etap hotels that the company operates, and from commitment of funds to new investment projects.

Company name	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 versus 2006
Orbis S.A.*	71 776	69 255	3,64%
Hekon Hotele Ekonomiczne S.A.*	6 337	299	2019,40%
Grupa PBP Orbis Sp. z o.o.	411	2 817	-85,41%
Grupa Orbis Transport Sp. z o.o.	29 550	43 930	-32,73%
Orbis Group	**108 074**	**116 301**	**-7,07%**

*including prepayments of Orbis S.A. and Hekon HE S.A. of PLN 11.845 thousand in the 1st half-year of 2007

2. STRATEGY OF THE ORBIS HOTEL GROUP

At the meeting on June 1, 2007 the Management Board and the Supervisory Board of Orbis SA approved the up-date of the strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011, taking into account, besides the postponement of the period covered by a 5-year program, positive changes in the market situation.
The development strategy of the Orbis Hotel Group in the years 2007-2011 is the continuation of the main trends assumed in the previous years, with more focus on development (72.0% of total investment outlays in the years will cover development projects):

- due to the increased number of newly built hotels and the change in the concepts of some development projects, the 5-year investment budget has been increased (by PLN 558 million),
- development of a network of economy hotels will be realized through construction of new objects,
- hotel conversions will be performed, but to a smaller extent and they will concern the Novotel and Mercure brands.

Orbis S.A. also plans to sell some of the hotel and non-hotel properties in order to gain extra funds for financing investment undertakings.

As a result of the execution of the Strategy, the Orbis Hotel Group will consist of 89 hotels with 14.2 thousand rooms, including 50 hotels in the economy segment. After accept investment program, share of economy segment hotels in total number of hotels will be 56%.

For more information on the updated strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 see the Current Report no. 14/2007.

As part of the existing strategy, two most important tasks being executed now within this year's investment budget, from the point of view of the scope of works and the amount of the funds engaged, are the following:

- complex rebuilding of **'Mercure Hevelius' in Gdańsk,** planned for the years 2007 – 2009, whose scope of works covers, amongst others, modernization of the habitable and public space, replacement of firefighting, television and Internet installations, installation of air-conditioning in habitable units.
- continuation of comprehensive rebuilding of **Grand hotel in Warsaw**, where construction & assembly as well as installation works are being performed and investor deliveries of furniture and equipment are being made. The investment process is scheduled to come to an end in the 2nd quarter of 2008.

In the case of the remaining hotels the investment expenditure will be spent on modernization to a smaller extent, required, however, for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.

(all amounts are quoted in PLN thousand, unless otherwise stated)

According to the new strategy of development and modernization, the intensive process of preparations for the construction/ adaptation of Etap and Ibis economy brand hotels, commenced in 2005 and intended to last a few years, is currently underway. The construction of an Etap Bronowice hotel in Cracow began in May of the current year and the construction of an Etap Centrum Katowice in Katowice started in June of the current year.

Preparations for the construction of the next economy hotels , e.g. in Gdańsk, Gdynia, Poznań, Szczecin, Toruń, Warsaw and Wrocław are still underway and for this purpose expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc.

Following negotiations, in the first half of the year, the Orbis Group purchased three plots of land for the construction of new hotels in Elbląg, Kielce and Lublin, and takes further actions in this respect in a few other Polish cities.

3. EMPLOYMENT

At the end of June 2007 employment in the Orbis Capital Group amounted to 5.518 full-time jobs and was by 8.7% lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 13.4% drop in employment – an outcome of ongoing company reorganization. The company Hekon Hotele Ekonomiczne S.A. increased employment due to the opening of new Etap hotels.

Name of the company	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Orbis S.A.	3 511	4 054	-13,39%
Hekon Hotele Ekonomiczne S.A.	484	441	9,75%
Grupa PBP Orbis Sp. z o.o.	558	552	1,00%
Grupa Orbis Transport Sp. z o.o.	905	942	-3,93%
Orbis Kontrakty Sp. z o.o.	4	4	0,00%
UAB Hekon	56	53	5,66%
The Orbis Group	**5 518**	**6 046**	**-8,74%**

4. SALES OF SERVICES VIA THE INTERNET

In the 2nd quarter of 2007, room sales via the Internet continued to follow a strong upward trend. In the individual client segment, the growth in revenues from sales amounted to 82.0% against the same period in the past year, whereas the number of reservations made by Web-agents increased by as much as 211.0%. Orbis Online is a hotel room reservation system of the Orbis Hotel Group in real time, intended for individual and corporate clients as well as travel agents. The total number of reservations made via Orbis Online grew by 82.0% in the 2nd quarter as compared to the same period in the previous year.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

At present, considerable economic growth has been observed in Poland, accompanied by a strong increase in the employment rate and drop in unemployment. The fast economic growth will be favored by a strong revival of the world economy in the euro zone.
According to experts from the National Bank of Poland (NBP), dynamic growth in investments and consumption will play a dominant role in the GDP growth (NBP "Report about inflation. July 2007"). The growth rate of the GDP planned for this year should come to approx. 6.4%, and it should exceed 5.5% in the following years. The main source of the rapid economic growth in 2007 is a stronger investment boom (in 2007 it should be by 15-20% higher than in the past year), while in the next years the growth will be triggered by a faster growth in individual consumption as well. High investment demand from enterprises will result from favorable sales prospects at a relatively low cost of capital. The growth in investments will be favored by capital flow from abroad in the form of direct investments and EU funds.
In "Report about inflation. April 2007" published by NBP the Monetary Policy Committee spoke its mind, the high rate of domestic demand will be maintained for the forthcoming quarters and it will probably exceed the growth rate of the potential GDP, which will lead to gradual growth in salaries and inflation pressure.
The unemployment rate in Poland is the highest in the EU, but a significant improvement on the labor market has been observed since 2005. The unemployment rate, which 3 years ago stood at 20.0%, according to the latest forecasts of the Ministry of Labor and Social Policy, may drop below 12.0% by the end of 2007. Despite faster growth in professional activity in the years 2008-2009, the drop in the unemployment rate will be higher and will reach the level

(all amounts are quoted in PLN thousand, unless otherwise stated)

below 8.0% in the last quarter of 2009. The fast decrease in the unemployment rate will be mirrored in the growth in pay pressure.
The predicted average increase in average nominal salaries will be around 6.0% in 2007, and in the next years it will reach the level of 7.0%.
High growth in employment and actual salaries will be reflected in a fast growth in individual consumption, whose dynamics will be about 5.5 yoy by mid-2008, and then will exceed 6.0% yoy, whereas growth in investments and consumption means growth in domestic demand by over 8.0% in 2007 and by 7.0% in the years 2008-2009.

Positive prospects for the development of the Polish economy in near future and optimistic forecasts of both domestic analysts and international institutions, should be advantageous for sales of hotel and tourist services.

Interest rates, still maintained at a low level, dynamic growth of the GDP and favorable prospects for the economy development will contribute to the continuation of the upwards trend of the Orbis Capital Group. A positive factor to strengthen the Orbis Capital Group and to lead to an increase in profits is the preparation for EURO 2012. Enterprises which can benefit most from the organization of the event in Poland, are those in the tourist and construction industries. According to the Ministry of Economy, the preparation for EURO 2012 means more investments in road infrastructure, transport and hotels, as well as 100 thousand new jobs, greater flow of foreign investments, more gross expenditures on fixed assets and faster growth of domestic demand.

TOURIST TRAFFIC

Incoming traffic – according to the latest data published by the Polish Organization of Tourism, 16.3 million tourists may visit Poland in 2007, while over the next few years the number may increase even to 20.0 million (projected average rate of changes in the incoming traffic in the years 2007-2013 is to stand at 4.0%). It is estimated that the structure of foreign tourists in Poland will change, which means that the number of typically tourist and business trips will grow faster than the general number of tourists. Foreigners are expected to leave USD 7.9 billion in Poland in 2007 (including USD 4.0 billion from tourists). A lower growth rate of the incoming traffic may be expected in the number of arrivals from Germany and Poland's eastern neighbors. High growth rate may be observed in the case of incoming traffic from non-neighboring EU countries (average rate of changes in the period 2006-2013 is estimated at the level of 8.6%), North America and other overseas countries (at the rate of 8-9% per year).

Outgoing traffic – owing to the prevailing high exchange rate of the Zloty against the Euro and the American dollar resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming years at the rate of 8-9%, unless rapid changes in currency exchange rates are observed. It is estimated that the number of foreign trips made by Poles in 2007 will reach about 9.0 million.

Domestic traffic – a decline in the number of domestic trips made by Poles has been observed since 1999, however, the results for 2006 indicate that the drop in the number of domestic trips has been halted and the number of long-term trips has gone up. One-day trips (without overnight accommodation) and, on the other hand, longer trips, are becoming more and more competitive to short-term trips. In the current year, the number of short-term visits (2-4 days) may total about 22.0 million. The number of long-term trips is expected to grow to the level of about 18.0 million in 2007.

COMPETITION

Hotel market – on the basis of information on investments planned, it is predicted that medium standard and economy hotels will be constructed, but four- and five-star facilities will be built as well. In 2007 and 2008 the biggest number of hotels will be handed over for use in the Poznan and Krakow markets. The total number of the four- and five-star hotels is eight and they include: two Hilton Garden Inn hotels, Best Western Premium, Andersja Tower IBB Hotels and NH Hotels. A large number of hotels will be erected in Tri-City by the end of 2007, and they will be four- and five-star facilities as well, e.g. Radisson SAS, Sheraton. One upper-scale hotel will be built in Katowice and Wroclaw. In Katowice it will be a System hotel. The development of the hotel industry is positively affected by an increasing offer of new, cheap airlines and the fact that our country, together with Ukraine, has been selected to host UEFA European Football championship – Euro 2012.

Travel agents' market – in view of the favorable external and internal conditions, prospects for PBP Orbis are optimistic. Within the next few months PBP Orbis plans to introduce changes in its reservation system, activation of the online sales and creation of Business Travel Management – new separate area of activity to handle corporate clients only. Furthermore, it intends to develop new type of operation offering sales of both its own and external tourist services, and support for sales of foreign tourist events by providing agency services in execution of credit facility agreements in cooperation with one of the leading banks on the credit services market in Poland. PBP Orbis is going to increase its share in the outgoing tourist market by 25.0% and to gain the leading position in incoming traffic and Business Travel.

Transport market – traditionally, the 3rd quarter of 2007 is a quarter of seasonal growth in international coach transport, and therefore, a dynamic growth in sales revenues can be expected. Considering further strong economic

(all amounts are quoted in PLN thousand, unless otherwise stated)

growth and low inflation, i.e. factors which exert a direct impact on the financial and economic standing of business entities, another beneficial year for the Orbis Transport Group should be expected. The increasingly strengthening Zloty will undoubtedly affect the dynamics of Rent a Car sales, however, the observed growth in short-term rental market should neutralize the factor's impact on the result. The dynamic development of Car Fleet Management (leasing and service) may be slowed down only by the possibility of incurring liabilities which means the necessity to limit the number of car leasing and management agreements (high capital intensity of the operation). It must be noticed that low EUR exchange rate may cause the reduction of revenues from short-time rentals, and the higher prices of diesel oil may influence the costs of coach transport, both international and domestic one. What will still have the strongest impact on the volume of international passenger transport is cheap airlines, which will remain very competitive due to prevailing low prices of air tickets.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 2nd quarter of 2007, the Management Board of Orbis S.A. refers to the projected 2007 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o.
The updated projection disclosed in the current report no. 14/2007 envisages that the total 2007 EBITDA generated by the entire Hotel Group would be equal to PLN 230 million.
The EBITDA generated in the first six months of 2007 amounted to PLN 102 878 thousand, i.e. was by 30.1% better than the Orbis Hotel Group EBITDA generated in the corresponding period of past year (see point 4.2 of the statement). At the same time, it accounts for 44.7% of the projected figure. Considering the impact of seasonality on hotel and food&beverage activities, which results in the 2nd quarter of the year being traditionally better than the 1st quarter, the Management Board assesses that the projection will be realized.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Group and associated companies as at June 30, 2007

Subsidiaries, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations	Associates, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,88%	directly 98,88%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,88%	indirectly 98,88%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,88%	indirectly 98,88%	transport				
AutoOrbisBus Sarl	indirectly 98,88%	indirectly 98,88%	promotion and communications				
Inter Bus Sp. z o.o.	indirectly 98,88%	indirectly 98,88%	coach transport				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Capital Parking Sp. z o.o.	indirectly 67,24%	indirectly 67,24%	parking lot rental				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments, restructuring and discontinuing of operations

The Orbis Group's structure did not change during the period covered by these financial statements.

Information about the events taking place in the Orbis Group:

Increase/decrease of share capital:

1. Orbis Transport Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 28 507 thousand was registered with the National Court Register on May 9, 2007. As a result of capital increase, the Orbis share in the Company's equity increased up to 278,439 shares and totaled PLN 27 844 thousand, what amounted 98.88% in companies equity.
2. PKS Gdańsk Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 14 470 thousand was registered with the National Court Register on April 27, 2007. The 771 new shares of PLN 500 each, worth in aggregate PLN 385.5 thousand, have been acquired by the shareholder of the Company, i.e. Orbis Transport Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other events:

Orbis S.A. - Mr. A. Billy resigned with effect as from June 30, 2007 from his position of a member of the Company's Management Board (see the current report no. 19/2007).

PBP „Orbis" Sp. z o.o. – on June 25, 2007, the Supervisory Board of PBP Orbis Sp. z o.o. recalled Mr. Piotr Gliński from his position of a member of the Company's Management Board.

Orbis Kontrakty Sp. z o.o. - on June 29, 2007, Mr. A. Billy resigned from his position of a member of the Company's Management Board with effect as from June 30, 2007.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,12%	0,20%
PH Majewicz Sp. z o.o.	49%	0,75%	0,13%
AutoOrbisBus Sarl	100%	0,51%	0,25%
TOTAL		**1,38%**	**0,58%**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated annual financial statements for 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	309 064	279 556	10,56%	536 361	473 937	13,17%
% share in total revenues	98,87%	97,72%		97,82%	97,15%	
Cost of goods sold	(210 411)	(195 585)	7,58%	(390 885)	(360 376)	8,47%
Selling and marketing costs	(15 252)	(13 698)	11,34%	(27 870)	(24 608)	13,26%
Administrative expenses	(44 816)	(40 079)	11,82%	(84 346)	(76 015)	10,96%
of which:						
-depreciation & amortization	(41 058)	(39 621)	3,63%	(81 702)	(74 008)	10,40%
- staff costs	(78 647)	(67 960)	15,73%	(148 239)	(135 258)	9,60%
- outsourced services	(95 106)	(91 446)	4,00%	(165 622)	(150 707)	9,90%
% share in total costs	97,24%	98,30%		96,99%	96,93%	
Other operating income	3 520	6 464	-45,54%	11 950	13 862	-13,79%
Other operating expenses	(3 833)	(82)	4574,39%	(8 081)	(6 235)	29,61%
Operating profit - EBIT	**38 272**	**36 576**	**4,64%**	**37 129**	**20 565**	**80,54%**
Profit (loss) on sale of subsidiaries, affiliates and associates						
Other finance income	6	55	-89,09%	6	64	-90,63%
Finance costs	(3 857)	(4 224)	-8,69%	(7 540)	(8 344)	-9,64%
Share of net profits of associates	1 011	684	47,81%	1 677	1 291	29,90%
Profit before tax	**35 432**	**33 091**	**7,07%**	**31 272**	**13 576**	**130,35%**
Income tax	(5 726)	(6 743)	-15,08%	(5 355)	(4 659)	14,94%
Loss from discontinued operations						
Net profit	**29 706**	**26 348**	**12,74%**	**25 917**	**8 917**	**190,65%**
EBIT margin (EBIT/Revenues)	12,38%	13,08%	-5,35%	6,92%	4,34%	59,53%
EBITDA	**79 330**	**76 197**	**4,11%**	**118 831**	**94 573**	**25,65%**
EBITDA margin (EBITDA/Revenues)	25,67%	27,26%	-5,83%	22,16%	19,95%	11,03%

Sales of the Orbis Group grew by 10.6% yoy in the second quarter of 2007.

The Orbis Hotel Group exerts most considerable impact on the level of sales owing to the scale of its operations. The prevailing economic growth in Poland and throughout the European Union as well as a persistent reorganization of Orbis S.A. coupled with a rising efficiency in the entire Orbis Hotel Group have contributed to the major growth of sales revenues in the hotel segment (refer to point 4.2). Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 11.0% in the 2nd quarter of 2007 in which Orbis S.A. generated sales at the level of PLN 177 789 thousand, which translates into 11.6% increase against the 2nd quarter of 2006. The Company achieved this result thanks to both an increase in the occupancy rate in its hotels (by 4.0 percentage points) as well as a substantial rise in the Average Room Rate (by 10.9%).
Sales of Hekon-Hotele Ekonomiczne S.A. totaled PLN 35 119 thousand and were by 12.0% higher than in the 2nd quarter of 2006. The growth is attributable to a higher number of rooms sold. The best results have been generated by hotels of the Ibis and Novotel brands.
The company UAB Hekon achieved sales at the level of PLN 3 396 thousand, which are by 6.5% lower than in the corresponding period of 2006. Sales of Orbis Kontrakty sp. z o.o. totaled PLN 1 949 thousand and were by 55.5% higher than in the 2st quarter of 2006.

Growth in sales was also reported by the PBP Orbis Group (by 8.1%) and the Orbis Transport Group (by 7.8%).
In the tourism segment is it an effect of a larger number of events sold in the outgoing traffic segment, domestic traffic segment and results generated from sale of transport tickets (mainly air tickets).
Similarly, the transport segment reported a rise in sales up to the value of PLN 44 243 thousand. It is attributable predominantly to improved results generated by the Rent a Car business as well as in long-term rental – leases.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Cost of goods sold in the Group went up by 7.6% in the 2st quarter of 2007 as compared to the corresponding period of past year, which is directly correlated with higher sales, which increased at a likewise proportion. Selling and marketing costs of the Group went up by 11.3% as compared to the corresponding period of past year, while administrative expenses increased by 11.8%.

Other operating income declined by 45.5% in the 2nd quarter of 2007 as compared to the corresponding period of past year. The income comprises, amongst others, income from sale of non-financial fixed assets, interest on borrowings and grants.

The major increased of the **other operating expenses** during the second quarter of 2007 versus the corresponding period in the year 2006 was impacted by higher cost of employment restructuring and somewhat higher costs of liquidating the Orbis S.A. property, including the loss on sale of fixed assets and growth of costs of compensatory damages in Orbis Transport Sp. z o.o.

Operating profit EBIT shows a profit amounting to PLN 38 272 thousand, and improved by 4.6% as compared to the corresponding period of the past year.

Over the same period, the **operating profit before depreciation and amortization (EBITDA)** of the Group went up by 4.1% and totaled PLN 79 330 thousand.

The **other finance income** of the Group went down as compared to the 2nd quarter of 2006. Since the level of other finance income was negligible during both the periods, its impact upon the Group's performance is insignificant.

Finance costs, composed predominantly of interest on borrowings, went down by 8.7% in the 2nd quarter of 2007, chiefly owing to a reduced amount of interest on borrowings in Orbis S.A. as well as due to positive exchange differences on the valuation of CHF-denominated loan incurred by Orbis Transport Sp. z o.o.

As a result of all the above-described factors, in the 2nd quarter of the current year the Group generated a **net profit** of PLN 29 706 thousand. This result is by 12.7% better than in the corresponding period of the past year.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of related parties of Orbis Group

Company name	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Orbis S.A.						
Net sales	177 789	159 256	11,64%	310 474	272 611	13,89%
EBIT	60 390	41 700	44,82%	51 104	22 878	123,38%
EBITDA	91 280	67 613	35,00%	112 302	74 625	50,49%
Net profit	51 916	33 522	54,87%	40 288	12 815	214,38%
Hekon - Hotele Ekonomiczne S.A.						
Net sales	35 119	31 363	11,98%	63 344	55 405	14,33%
EBIT	15 557	13 580	14,56%	24 065	21 056	14,29%
EBITDA	17 790	15 952	11,52%	28 869	25 799	11,90%
Net profit	12 652	10 187	24,20%	19 723	17 146	15,03%
PBP Orbis Group						
Net sales	58 018	53 688	8,07%	90 689	78 896	14,95%
EBIT	(648)	1 412	-145,89%	(5 046)	(3 158)	-59,78%
EBITDA	33	2 103	-98,43%	(3 695)	(1 823)	-102,69%
Net profit (loss)	(449)	1 645	-127,29%	(4 974)	(2 992)	-66,24%
Orbis Transport Group						
Net sales	44 243	41 027	7,84%	82 063	76 450	7,34%
EBIT	3 367	2 635	27,78%	4 646	2 738	69,69%
EBITDA	10 304	12 928	-20,30%	18 351	18 240	0,61%
Net profit	3 555	1 180	201,27%	3 875	96	3936,46%
UAB Hekon						
Net sales	3 396	3 634	-6,55%	5 337	5 568	-4,15%
EBIT	378	577	-34,49%	(433)	(195)	-122,05%
EBITDA	704	928	-24,14%	235	486	-51,65%
Net profit (loss)	230	740	-68,92%	(474)	15	-3260,00%
Orbis Kontrakty						
Net sales	1 949	1 253	55,55%	4 459	2 603	71,30%
EBIT	1 787	1 037	72,32%	4 069	2 198	85,12%
EBITDA	1 790	1 041	71,95%	4 075	2 205	84,81%
Net profit	1 479	835	77,13%	3 295	1 782	84,90%

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Income statement of the Orbis Hotel Group

Consolidated results of the Orbis Hotel Group after the 2nd quarter of 2007 are presented as below:

INCOME STATEMENT - financial result of the Orbis Hotel Group

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
Net sales of products, merchandise and raw materials	213 794	192 611	11,00%	374 525	330 630	13,28%
Cost of goods sold	(129 006)	(117 603)	9,70%	(249 773)	(230 421)	8,40%
Gross profit on sales	**84 788**	**75 008**	**13,04%**	**124 752**	**100 209**	**24,49%**
Other operating income	2 749	2 001	37,38%	5 323	6 564	-18,91%
Selling and marketing costs	(11 701)	(10 024)	16,73%	(21 680)	(18 739)	15,69%
Administrative expenses	(36 388)	(33 624)	8,22%	(66 673)	(61 048)	9,21%
Other operating expenses	(2 232)	(366)	509,84%	(5 520)	(5 072)	8,83%
Operating profit - EBIT	**37 216**	**32 995**	**12,79%**	**36 202**	**21 914**	**65,20%**
Other finance income	6	55	-89,09%	6	64	-90,63%
Finance costs	(3 437)	(3 195)	7,57%	(6 511)	(6 749)	-3,53%
Profit (loss) on sale of all or part of interests in subsidiaries, affiliates and associates	0	0	0,00%	0	0	0,00%
Share of net profits (losses) of associates	0	0	0,00%	0	0	0,00%
Profit before tax	**33 785**	**29 855**	**13,16%**	**29 697**	**15 229**	**95,00%**
Income tax	(6 844)	(7 031)	-2,66%	(6 400)	(4 726)	35,42%
Net profit	**26 941**	**22 824**	**18,04%**	**23 297**	**10 503**	**121,81%**
EBITDA	**70 668**	**61 635**	**14,66%**	**102 878**	**79 092**	**30,07%**

4.3 Seasonality or cyclicality of operations

Sales of the Group throughout the year are plagued by seasonality. Major value of sales is generated during the 3rd quarter of the year. The 2nd quarter of the year is the second best in terms of contribution to sales volume, while the 4th quarter is ranked as the third and the 1st quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, the 2nd quarter of the year is a period during which the season for tourist services commences and develops; higher demand for tourist services are observed throughout all the three months of this quarter, both on the past of business clients and tourists.

	Hotels & restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
III quarter of 2005	199 751	29,2%	81 705	43,3%	50 603	33,7%	332 059	32,4%
IV quarter of 2005	153 596	22,2%	35 882	18,4%	40 580	24,9%	230 058	21,9%
I quarter of 2006	137 578	19,8%	25 208	12,9%	35 423	21,6%	198 209	18,8%
II quarter of 2006	192 303	28,1%	53 688	27,3%	41 027	24,5%	287 018	27,4%
III quarter of 2006	206 627	29,9%	98 069	46,1%	49 244	29,6%	353 940	33,1%
IV quarter of 2006	174 702	24,6%	37 495	17,5%	40 576	24,4%	252 773	23,1%
I quarter of 2007	160 251	21,8%	32 671	14,7%	37 820	22,4%	230 742	20,5%
II quarter of 2007	213 486	28,3%	58 018	25,6%	44 243	25,7%	315 747	27,4%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.4 Segment revenue and segment result for individual business segments

Net sales, costs and segment results presented below are calculated under value before consolidated corrections, according to MSR 14.

Results per business segment

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	207 955	186 096	111,75%	5 531	6 207	89,11%	213 486	192 303	111,02%
Tourism	57 458	52 750	108,93%	560	938	59,70%	58 018	53 688	108,07%
Transport	43 343	40 402	107,28%	900	625	144,00%	44 243	41 027	107,84%
Segment - total	308 756	279 248	110,57%	6 991	7 770	89,97%	315 747	287 018	110,01%
Unallocated activities	308	308	100,00%	(6 991)	(7 770)	89,97%	(6 683)	(7 462)	89,56%
Group - total	309 064	279 556	110,56%	0	0	0,00%	309 064	279 556	110,56%

	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	365 210	320 132	114,08%	8 527	9 749	87,47%	373 737	329 881	113,29%
Tourism	89 722	77 786	115,34%	967	1 110	87,12%	90 689	78 896	114,95%
Transport	80 641	75 270	107,14%	1 422	1 180	120,51%	82 063	76 450	107,34%
Segment - total	535 573	473 188	113,18%	10 916	12 039	90,67%	546 489	485 227	112,63%
Unallocated activities	788	749		(10 916)	(12 039)		(10 128)	(11 290)	
Group - total	536 361	473 937		0	0		536 361	473 937	

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
	Segment result			Wynik segmentu		
Hotels & restaurants	73 096	91 883	79,55%	102 825	108 124	95,10%
Tourism	4 451	4 980	89,38%	5 019	5 061	99,17%
Transport	6 032	453	1331,57%	9 683	2 686	360,50%
Segment - total	83 579	97 316	85,88%	117 527	115 871	101,43%
Unallocated activities	(53 801)	(71 327)	75,43%	(91 179)	(106 954)	85,25%
Group - total	29 778	25 989	114,58%	26 348	8 917	295,48%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
Total revenues, of which:	**213 486**	**192 303**	11,02%	**373 737**	**329 881**	13,29%
Net sales	213 486	192 303	11,02%	373 737	329 881	13,29%
Total expenses, of which:	**(140 390)**	**(100 420)**	39,80%	**(270 912)**	**(221 757)**	22,17%
Cost of goods sold	(128 689)	(90 396)	42,36%	(249 232)	(203 018)	22,76%
Selling and marketing costs	(11 701)	(10 024)	16,73%	(21 680)	(18 739)	15,69%
Segment result	**73 096**	**91 883**	-20,45%	**102 825**	**108 124**	-4,90%

During the past quarter of 2007 in hotel & restaurants segment revenues of net sales were generated on the level of PLN 213 486 thousand, which translates into growth of 11.0% in compare to the 2nd quarter of 2006. These results are an effect of good operating indexes.

Operating indexes of the Orbis Hotel Group* in the 2nd quarter of 2007

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
Occupancy rate	60,40%	57,50%	2,9 pp	52,80%	48,40%	4,4 pp
Average Room Rate (ADR) in PLN	226,6	208,6	8,63%	221,1	206,9	6,86%
Revenue per Available Room (RevPAR) in PLN	136,8	120,0	14,00%	116,7	100,2	16,47%
Number of roomnights sold	601 367	563 818	6,66%	1 045 483	943 013	10,87%
Number of rooms	10 947	10 883	0,59%	10 947	10 883	0,59%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	39,96%	37,24%	2,72 pp	44,07%	43,56%	0,51 pp
Foreigners	60,04%	62,76%	-2,72 pp	55,93%	56,44%	-0,51 pp
Business clients	63,56%	59,31%	4,25 pp	67,31%	64,24%	3,07 pp
Tourists	36,44%	40,69%	-4,25 pp	32,69%	35,76%	-3,07 pp

* the table contains cumulative results of hotels that belong to Orbis .A. and Hekon Hotele Ekonomiczne S.A.

During the 2nd quarter of 2007, all ratios related to hotel activities in the Orbis Hotel Group improved. The occupancy rate grew by 2.9 percentage points as compared to the corresponding period of past year, while the Average Room Rate (ARR) rose by 8.6% yoy, which was reflected in the increase in the Revenue per Available Room (RevPAR) by 14.0% yoy. Such a substantial growth in the RevPAR is an outcome of enduringly good condition of the hotel services market as well as a consequence of pursuance of active yield and price management policy. The number of roomnights sold totaled 601 367, which translates into a growth by over 6.7% yoy. The economic growth in Poland translated into sales of a greater number of roomnights to Poles (growth by 14.5% yoy). Growth in the number of roomnights sold to foreign quest was not equally high and totaled 2.0% yoy. Growth by 14.3% yoy was reported in the business segment, which boosted the Average Room Rate and the Revenue per Available Room. On the other hand, the tourist segment noted a decline by 4.5% yoy.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating indexes of Orbis S.A. in the 2nd quarter of 2007*

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
Occupancy rate	58,70%	54,70%	4,0 pp	50,40%	45,40%	5,0 pp
Average Room Rate (ARR) in PLN	229,3	206,7	10,93%	224,2	206,1	8,78%
Revenue per Available Room (RevPAR) in PLN	134,0	113,0	18,58%	113,0	93,5	20,86%
Number of roomnights sold	481 772	460 467	4,63%	826 642	759 180	8,89%
Number of rooms*	9 058	9 370	-3,33%	9 058	9 370	-3,33%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	37,58%	36,35%	1,23 pp	41,93%	43,25%	-1,32 pp
Foreigners	62,42%	63,65%	-1,23 pp	58,07%	56,75%	1,32 pp
Business clients	64,62%	60,73%	3,89 pp	69,06%	66,04%	3,02 pp
Tourists	35,38%	39,27%	-3,89 pp	30,94%	33,96%	-3,02 pp

*without Etap Hotels

In the 2nd quarter of 2007, Orbis S.A. hotels reported an increase in the occupancy rate by 4.0% points as compared to the corresponding period of past year. The Average Room Rate (ARR) grew by 10.9% yoy, both in the business segment (by 8.9%) and the tourist segment (by 11.1%). These factors were mirrored in the rise in the Revenue per Available Room (RevPAR) by 18.6% yoy. The number of roomnights sold also grew by 4.6%, although the number of available rooms fell down by 3.3%. In the 2nd quarter of 2007, the number of rooms sold to Poles went up by 8.2% yoy, while the number of roomnights sold to foreigners grew by 2.6% yoy only (the most considerable growth was reported among guests from, Belgium, Japan, Scandinavia, Hungary, Great Britain, Italy, United States and Canada). Minor drops in the number of visitors were reported only in the case of guests from Germany, Switzerland and Russia. In the 2nd quarter of 2007, the number of rooms sold to business clients increased considerably (by 11.3% yoy), which triggered the rise of the Average Room Rate and the RevPAR. On the other hand, the tourist segment noted a decline by 5.7% yoy. The significant growth in the ARR and RevPAR is a result of high demand for services and pursuance of the yield management policy.

Operating indexes of Hekon-Hotele Ekonomiczne S.A. in the 2nd quarter of 2007*

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007 / 2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007 / 2006
Occupancy rate	69,57%	75,06%	-5,49 pp	64,30%	67,13%	-2,83 pp
Average Room Rate (ARR) in PLN	215,7	217,19	-0,67%	209,5	210,14	-0,30%
Revenue per Available Room (RevPAR) in PLN	150,09	163,03	-7,94%	134,72	141,06	-4,49%
Number of roomnights sold	119 595	103 351	15,72%	218 841	183 833	19,04%
Number of rooms*	1 889	1 513	24,85%	1 889	1 513	24,85%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	49,56%	41,22%	8,34 pp	52,13%	44,84%	7,29 pp
Foreigners	50,44%	58,78%	-8,34 pp	47,87%	55,16%	-7,29 pp
Business clients	59,31%	52,96%	6,35 pp	60,73%	56,82%	3,91 pp
Tourists	40,69%	47,04%	-6,35 pp	39,27%	43,18%	-3,91 pp

*including the Etap Hotels

In the 2nd quarter of 2007, hotels of Hekon Hotele Ekonomiczne S.A. reported a drop in the occupancy rate by 5.5% point yoy. The Average Room Rate (ARR) fell by 0.7% yoy while the RevPAR dropped by 7.9% yoy. On the other hand, a substantial growth was reported in sales of roomnights (by 15.7%), while the number of available rooms increased by almost 25.0%. The decline in the Average Room Rate, particularly the RevPAR, was the outcome of affiliation of the network of Etap budget hotels with the company. At the same time, it is expected that the Etap hotels, which opened recently, will soon attain a better occupancy rate, which would improve the coefficients of the company as a whole. As compared to the corresponding period in the past year, during the 2nd quarter of 2007 sales to corporate clients grew by 29.6% yoy, while sales in the tourist segment remained at the same level. The hotels reported a growth by as much as 39.1% yoy in the number of roomnights sold to Poles, while the number of roomnights sold to foreigners remained at the same level.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating indexes of UAB Hekon in the 2nd quarter of 2007

The Company UAB Hekon manages Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. In the 2nd quarter of 2007 the hotel reported a decrease in the occupancy rate by 6.6% points yoy as compared to the corresponding period in the past year. At the same time, the hotel reported a growth in the Average Room Rate (ARR) in the business segment by 7.4% and by 4.0% yoy in the tourist segment. Lower occupancy rate in the current period was mirrored in a 2.0% decline in the Revenue per Available Room. The structure of rooms sold in Vilnius hotel undergoes minor changes from one reporting period to another. Traditionally, the majority of guests are foreigners (96.5% yoy). Similarly, the segment-based structure of guests is dominated by business guests (75.2%), reflecting a growth by 7.0% points yoy as compared to the corresponding period in the past year. In the 2nd quarter of 2007, the number of tourists declined by 7.0% (24.8% yoy).

Operating indexes in the segment per hotel brand

BRAND	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Up-scale hotels ***(Sofitel)***						
Occupancy rate	64,20%	61,40%	2,8 pp	55,00%	53,60%	1,4 pp
Average Room Rate (ARR) in PLN	408,9	329,3	24,2%	373,2	315,5	18,3%
Revenue per Available Room (RevPAR) in PLN	262,5	202,1	29,9%	205,2	169,2	21,3%
Number of roomnights sold	27 333	20 287	34,7%	46 570	34 182	36,2%
Number of rooms	468	468	0,0%	468	468	0,0%
Mid-scale hotels ***(Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	58,80%	55,40%	3,4 pp	50,80%	46,00%	4,8 pp
Average Room Rate (ARR) in PLN	226,1	209,0	8,2%	221,3	207,1	6,9%
Revenue per Available Room (RevPAR) in PLN	132,9	115,9	14,7%	112,5	95,4	18,0%
Number of roomnights sold	484 834	472 539	2,6%	833 726	780 274	6,9%
Number of rooms*	9 063	9 375	-3,3%	9 063	9 375	-3,3%
Economy hotels ***(Ibis, Etap)***						
Occupancy rate	68,00%	73,50%	-5,5 pp	62,60%	66,00%	-3,4 pp
Average Room Rate (ARR) in PLN	188,1	188,1	0,0%	188,2	189,4	-0,6%
Revenue per Available Room (RevPAR) in PLN	127,9	138,3	-7,5%	117,7	124,9	-5,8%
Number of roomnights sold	97 441	80 194	21,5%	178 356	143 190	24,6%
Number of rooms	1 575	1 199	31,4%	1 575	1 199	31,4%

* including Novotel Vilnius

(all amounts are quoted in PLN thousand, unless otherwise stated)

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Total revenues, of which:	**58 018**	**53 688**	8,07%	**90 689**	**78 896**	14,95%
Net sales	58 018	53 688	8,07%	90 689	78 896	14,95%
Total expenses, of which:	**(53 567)**	**(48 708)**	9,98%	**(85 670)**	**(73 835)**	16,03%
Cost of goods sold	(50 418)	(45 549)	10,69%	(80 141)	(68 771)	16,53%
Selling and marketing costs	(3 149)	(3 159)	-0,32%	(5 529)	(5 064)	9,18%
Segment result	**4 451**	**4 980**	-10,62%	**5 019**	**5 061**	-0,83%

Total revenues of net sales in tourism segment generated in 2nd quarter of 2007 are much higher than the results generated in 2nd quarter of 2006. The growth of clients number have been contributed to it.
In the 2nd quarter of 2007, the number of persons serviced by Orbis Travel went up by 0.2% (up to 314 809 persons), which gives a growth of 2.8% year-to-date. The number of persons going on trips abroad organized by Orbis Travel totaled 13 840 and declined by 5.0% as compared to the corresponding period of the past year. However, in terms of year-to-date figures, it grew by 13.0%. The increase in the number of chartered trips is particularly visible (growth by more than 20.0% as compared to the first 6 months of 2006). The most popular are the Travel Time brand offers as well as couch trips, the quantity of which increased by 15.0% as compared to the past period. Sales of Orbis Travel offers featured in catalogues grew by 4.0%, offers were sold to 14 809 persons. The number of persons who came to Poland with Orbis Travel in the 2nd quarter of 2007 amounted to 29 734 persons, this result being by a mere 2.5% less than the past year's figure.
Sales of Business Travel Service have also gone up during the fist six months of 2007 (by 2.3%), sales of airline tickets (by 10.0%) and ferry tickets (by 10.0%) went up as well. On the other hand, bus ticket and railway ticket sales declined (by 12.0% and 2.0% respectively).
PBP Orbis Sp. z o.o. intends to implement a new PR and marketing strategy. The company has already began reorganization of its structures, which will result in the growth of profitability of company's activity.

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Total revenues, of which:	**44 243**	**41 027**	7,84%	**82 063**	**76 450**	7,34%
Net sales	44 243	41 027	7,84%	82 063	76 450	7,34%
Total expenses, of which:	**(38 211)**	**(40 574)**	-5,82%	**(72 380)**	**(73 764)**	-1,88%
Cost of goods sold	(37 801)	(40 142)	-5,83%	(71 700)	(72 943)	-1,70%
Selling and marketing costs	(410)	(432)	-5,09%	(680)	(821)	-17,17%
Segment result	**6 032**	**453**	1231,57%	**9 683**	**2 686**	260,50%

In the 2nd quarter of 2007 revenues of the Orbis Transport Group increased by 7.8% yoy mostly in Rent a Car and long-term rental - lease activities, while expenses went down by 5.8% yoy by improvement of effectivity carriage. Orbis Transport – a company dealing with passenger transport - transported 55 550 passengers during the 2nd quarter of 2007, which represents 12.9% decline as compared to 63 777 passengers transported in the 2nd quarter of 2006. At the same time, the carriage efficiency improved which translated into the number of kilometers covered going down from 4,230.4 thousand in 2006 to 3,680.4 thousand in 2007, i.e. by 13.0%. Reduction in the number of kilometers covered despite maintaining the full network of routes and development of new destinations was attainable thanks to innovative and logistic solutions. Despite the development of low-cost airline market and end of the boom caused by Poland's entry into the European Union, the number of passengers on international routes is still growing.

As regards the Hertz Rent a Car segment (long-term lease and flee management), the number of cars during the 2nd quarter of 2007 totaled 2 163 and grew by 25.6% as compared to the corresponding period of the past year. The number of cars operated under the Car Fleet Management solutions increased by 8.9% during the 2nd quarter of 2007.

The number of cars rented in the Hertz Rent a Car segment totaled 4 440, reflecting 11.8% growth as compared to 3 971 cars rented during he second quarter of 2006. Such a fast growth rate allows for a higher turnover despite a strong Polish Zloty, which has an adverse impact upon revenues. The ales in EUR increased versus the 2nd quarter of 2007 by 17.9% and will remain at a similar level in the coming months due to bookings in the tourist sector for the summer season.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at June 30, 2007	As at March 31, 2007	% change in 3 months ended June 30, 2007	As at Dec 31, 2006	% change in 6 months ended June 30, 2007	As at June 30, 2006	% change in 12 months ended June 30, 2007
Non-current assets	2 059 151	2 040 238	0,93%	2 039 955	0,94%	1 985 950	3,69%
% share in the balance sheet total	88,26%	89,91%		90,06%		88,30%	
Current assets	267 348	221 586	20,65%	217 954	22,66%	262 394	1,89%
% share in the balance sheet total	11,46%	9,76%		9,62%		11,67%	
Non-current assets classified as held for sale	6 600	7 485	-11,82%	7143	0,00%	726	0,00%
TOTAL ASSETS	**2 333 099**	**2 269 309**	**2,81%**	**2 265 052**	**3,00%**	**2 249 070**	**3,74%**
Equity attributable to the parent company	1 670 587	1 656 451	0,85%	1 660 003	0,64%	1 580 607	5,69%
% share in the balance sheet total	71,60%	72,99%		73,29%		70,28%	
Minority interests	1 336	1 531	-12,74%	1 717	-22,19%	1 460	-8,49%
% share in the balance sheet total	0,06%	0,07%		0,08%		0,06%	
Non-current liabilities	342 297	385 622	-11,24%	343 813	-0,44%	389 768	-12,18%
- of which: borrowings	230 888	275 564	-16,21%	230 305	0,25%	266 885	-13,49%
% share in the balance sheet total	14,67%	16,99%		15,18%		17,33%	
Current liabilities	318 879	225 705	41,28%	259 519	22,87%	277 235	15,02%
- of which: borrowings	92 623	46 115	100,85%	85 565	8,25%	85 630	8,17%
% share in the balance sheet total	13,67%	9,95%		11,46%		12,33%	
TOTAL EQUITY AND LIABILITIES	**2 333 099**	**2 269 309**	**2,81%**	**2 265 052**	**3,00%**	**2 249 070**	**3,74%**
Debt/total capital employed ratio	19,37%	19,42%	-0,05pp	19,03%	0,34pp	22,30%	-2,93pp
Debt ratio (total liabilities/total assets ratio)	28,34%	26,94%	1,40pp	26,64%	1,70pp	29,66%	1,32pp

5.1 Non-current assets

The non-current assets are dominated by property, plant and equipment (91.7%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. During three months ended June 30, 2007 versus the balance as at the end of March 2007, this item did not undergo any significant changes, while its growth against the balance as at the end of June 2006 (by 4.0%) results from carried out planned modernization of hotels in Orbis S.A., purchase of passenger vehicles for the purpose of short-term lease (Hertz RaC) and passenger vehicles for leasing purposes (Hertz Lease). Other items of non-current assets remained at more or less the same level during compared periods.

5.2 Current assets

Cash and cash equivalents represent the most significant item of current assets (accounting for 37.0% of current assets). Other major items include also trade receivables (30.8% share)and other current receivables (27.9% share), composed predominantly of taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets, prepayments as well as security deposits and guarantees. Trade receivables increased by 24.4% as compared to the end of March 2007 and by 48.9% as compared to December 31, 2006, which is a result of higher turnover in commercial activities of PBP Orbis Sp. z o.o. and Orbis S.A. during the current quarter. Other current receivables grew insignificantly as compared to March 31, 2007 (by 3.1%), though their growth is quite substantial as compared to December 31, 2006 (by 61.8%), mainly due to an increase in the value of security deposits, deposits,

(all amounts are quoted in PLN thousand, unless otherwise stated)

guarantees and Amadeus loyalty premium in PBP Orbis Sp. z o.o. The financial assets valued at their fair value in the profit and loss account are reported as being equal to zero as at June 30, 2007, which is a significant drop as compared to June 30, 2006. At the end of June 2006, Orbis S.A. held securities acquired at an earlier date with a view of their future disposal at a profit. These securities have been marketed during the second half of 2006. The other items of current assets remained at more or less the same level during compared periods.

5.3 Non-current liabilities

Non-current liabilities are dominated by borrowings that account for 67.5% of the total value of this item. This item decreased by 16.2% as at June 30, 2007 versus the end of March 2007. However, it remained at more or less the same level as compared to the end of December 2006. The decrease is attributable to reclassification of borrowings incurred by Orbis Transport Sp. z o.o. worth approx. PLN 40 000 thousand from long-term loan into a short-term loan. Once the actuary calculated the amount of provisions for jubilee awards and retirement obligations as at the end of June 2007, this item increased in all companies forming the Group by 10.9% in the second quarter of 2007 versus the first quarter of 2007.

5.4 Current liabilities

The most important items of current liabilities include other current payables, borrowings and trade payables. Other current payables account for 38.8% of total current liabilities and comprise, first and foremost, taxes, customs duties and social security payable, advances and downpayments as well as payables under financial lease. Other current payables grew by 52.5% as compared to March 30, 2007, and by 72.6% as compared to the end of December 2006, chiefly owing to higher value of downpayments for supplies in PBP Orbis sp. z o.o. due to purchase of fixed assets and retained security deposits in Orbis S.A.. The borrowings item (29.0% share) grew by 100.9% as compared to the end of the 1st quarter of 2007 due to the above-mentioned reclassification of borrowings from a long-term loan into a short-term loan in Orbis Transport Sp. z o.o. The share of trade payables in current liabilities equals 28.5%. As compared to March 31, 2007, this item growth by 18.1% and by 1.9% as compared to the end of December 2006.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date, i.e. June 30, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of more than 3 years
BWE-24/ORB loan	332	0	332	0	0
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	266 305	0	40 888	85 533	139 884
Kredyt Bank SA	1 271	0	800	471	0
Kredyt Bank SA revolving credit facility (in CHF)	9 585	4 217	9 585	0	0
Kredyt Bank SA overdraft	34 018	0	34 018	0	0
Kredyt Bank SA investment loan	5 000	0	0	0	5 000
Citibank Handlowy SA	7 000	0	7 000	0	0
TOTAL:	**323 511**	**4 217**	**92 623**	**86 004**	**144 884**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occured	As at June 30, 2007 (change in 3 months of 2007)	As at March 31, 2007 (change in 3 months of 2007)	% change in 3 months ended June 30, 2007	As at Dec 31, 2006 (change in 6 months of 2006)	% change in 6 months ended June 30, 2007	As at June 30, 2006 (change in 3 months of 2006)	% change in 12 months ended June 30, 2007
DEFERRED TAX PROVISION AND ASSETS*							
1. Provision for deferred tax	**66 108**	**67 461**	**-2,01%**	**70 169**	**-5,79%**	**73 445**	**-9,99%**
2. Deferred tax assets	**3 302**	**872**	**278,67%**	**720**	**358,61%**	**4 560**	**-27,59%**
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement obligations	**42 716**	**38 818**	**10,04%**	**38 983**	**9,58%**	**45 506**	**-6,13%**
Opening balance	38 818	38 983		45 506		43 643	
- created	6 162	268		2 324		5 271	
- used	(1 871)	(433)		(133)		(2 115)	
- released	(393)	0		(8 714)		(1 293)	
Closing balance	42 716	38 818		38 983		45 506	
2. Provision for restructuring costs	**603**	**2 159**	**-72,07%**	**5 752**	**-89,52%**	**1 632**	**-63,05%**
Opening balance	2 159	5 752		1 632		3 081	
- created	0	0		5 752		0	
- used	(1 556)	(3 593)		(1 632)		(1 449)	
- released	0	0		0		0	
Closing balance	603	2 159		5 752		1 632	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059		6 059	
- created	0	0		0		0	
- used	0	0		0		0	
- reversed	0	0		0		0	
Closing balance	6 059	6 059		6 059		6 059	
2. Impairment of property, plant and equipment	**467 307**	**468 242**	**-0,20%**	**468 242**	**-0,20%**	**496 121**	**-5,81%**
Opening balance	468 242	468 242		496 121		574 944	
- created	47	0		51 276		17 238	
- appropriated	(58)	0		0		0	
- used	(451)	0		(78 317)		(11 589)	
- reversed	(473)	0		(838)		(84 472)	
Closing balance	467 307	468 242		468 242		496 121	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

In the 2nd quarter of 2007, the following changes were reported in contingent assets and liabilities:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended June 30, 2007	Financial terms and other remarks
		Contingent liabilities of Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/I/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie S.A.	"Orbis Transport" Sp. z o.o. - subsidiary	April 21, 2008	8 400	0	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's wnt of execution by Oct. 22, 2008.
		Contingent liabilities of PBP Orbis Sp. z o.o.				
Bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	0	
Bill of exchange	Kredyt Bank S.A. O/Ciechanów		indefinite	6 000	0	
Bill of exchange	Polski Express Sp. z o.o. w Warszawie		indefinite	100	0	
Bill of exchange	Signal Iduna		indefinite	5 000	0	
		Contingent liabilities of Orbis Tranport Sp. z o.o.				
Surety in favour of PKS Gdańsk	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Sep. 21, 2007	600	0	surety under the civil law for purchase of fuel
Surety in favour ofPKS Gdańsk	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2007	100	0	surety under the civil law for purchase of fuel
		Contingent liabilities of Hekon Hotele Ekonomiczne S.A.				
Guarantee for bank borrowings of PLN 500 million	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Calyon (Arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	266 305	1 442	
			TOTAL:	**291 514**	**1 442**	
		Including sureties for borrowings and issue of a guarantee within the Group:		279 705	1 442	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended on June 30, 2007	3 months ended on June 30, 2006	% change 2007/2006	6 months ended on June 30, 2007	6 months ended on June 30, 2006	% change 2007/2006
Cash flows from operating activities	73 703	69 962	5,35%	101 264	60 297	67,94%
Cash flows from investing activities	(47 801)	(87 914)	-45,63%	(109 435)	(101 638)	7,67%
Cash flows from financing activities	(1 385)	20 703	-106,69%	(109)	30 964	-100,35%
Total net cash flows	**24 517**	**2 751**	**791,20%**	**(8 280)**	**(10 377)**	**-20,21%**
Cash and cash equivalents at the end of period	98 967	71 164	39,07%	98 967	71 164	39,07%

In the second quarter of 2007 the Orbis Group reported positive net cash flows. Positive balance of cash from operating activities, which in absolute values exceeds the negative balances of cash from investing and financing activities indicates that the Company finances its business from a surplus of cash generated from operating activities. An analysis of negative net cash flow the first 6 months of 2007 year-to-date indicates that the Group uses not only a surplus of cash from operating activities, but also draws upon its own financial resources and external sources of financing. During the period in question, the Orbis Group used external financing sources in the form of loans taken by PBP Orbis Sp. z o.o. and the Orbis Transport Group. These circumstances are well reflected by the operating cash flow (OCF) ratio, which in 2007 remained at a high level of 73.8% for two second quarter and at 68.0% year-to-date.

6.1 Operating activities

In the 2nd quarter of 2007, the Orbis Group reported positive cash flows from operating activities. Traditionally, the biggest positive adjustment of the profit concerned depreciation/amortization, which follows from the type of business pursued by the Group's companies, and a change in current liabilities, except for borrowings and interest.

The most considerable negative adjustment was the adjustment on account of a change in the balance of receivables and change in the balance of provisions. The negative adjustment resulting from the change in the balance of receivables in the second quarter of 2007 is attributable to the seasonal nature of operations of Orbis S.A. and PBP Orbis Sp. z o.o. Change in the balance of provisions mainly results from a recalculation of provisions for retirement obligations by an actuary.

6.2 Investing activities

During the second quarter of 2007 the Orbis Group generated negative cash flows from investing activities. The largest positive cash flows from investing activities of the Orbis Group in the 2nd quarter of 2007 include income from the sale of short-term securities in Hekon Hotele Ekonomiczne S.A. At the same time, the company incurred major expenditures on this account, hence the balance of items related to securities exerted but a slight impact on cash flows from investing activities. Income from the sale of property, plant and equipment and intangible assets in the Orbis Transport Group represented a substantial item of positive cash flows from investing activities, yet was lower than in the corresponding period of the past year.

The expenditures that had a powerful impact on cash flows from investing activities were expenditures for acquisition of property, plant and equipment and intangible assets. Although these expenditures constituted the highest negative cash flow item, their value in the second quarter of 2007 is lower than in the corresponding period of the past year. Such expenditure was incurred owing to the Orbis Hotel Group's involvement in investment projects being a part of its development strategy. Generally, the investment expenditure ratio in the second quarter of 2007 was less than one and equaled 0.9, which means that operating activities have generated surplus cash to be used in successive periods. However, given the entire 6 months of 2007, this ratio is higher than 1 and equals 1.5, which means that the expenditure on investments exceeded the surplus of cash from operating activities.

6.3 Financing activities

In the 2nd quarter of 2007, the Orbis Group generated negative cash flows from financing activities, unlike the corresponding period of the past year, when the cash flows had been positive. It is attributable to much lower proceeds from borrowings taken. In the first 6 months of 2007, only the Orbis Transport Group had an overdraft in its current account amounting to PLN 7 000 thousand and PBP Orbis Sp z o.o. had an overdraft in the amount of PLN 1 271 thousand. The costs of borrowings repayment, which have been less than in the second quarter of 2006, and financial lease expenditure, also lower than in the second quarter of 2006, were the main items that generated negative cash flows from this type of activities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	Balance as at June 30, 2007	Balance as at March 31, 2007	% change in 3 months ended on June 30, 2007	Balancee as at Dec 31, 2007	% change in 6 months ended on June 30, 2007	Balance as at June 30, 2006	% change in 12 months ended on June 30, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(675)	(577)	16,98%	(628)	7,48%	(310)	117,74%
Retained earnings	1 020 175	1 005 941	1,41%	1 009 544	1,05%	929 830	9,72%
Equity attributable to equity holders of the parent company	**1 670 587**	**1 656 451**	**0,85%**	**1 660 003**	**0,64%**	**1 580 607**	**5,69%**
Minority interests	1 336	1 531		1 717		1 460	
Equity	**1 671 923**	**1 657 982**	**0,84%**	**1 661 720**	**0,61%**	**1 582 067**	**5,68%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the 2st quarter of 2007 was brought about predominantly by the booking of net profit for the current financial period of PLN 29 901 thousand and by approving PLN 15 667 thousand for payment of dividend to shareholders of Orbis SA, however the level of minority interests was decreased by the remaining part of the result - PLN 195 thousand.

Dividends paid out by Orbis S.A.:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand to be paid out to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007. The date of dividend allotment was scheduled for July 31, 2007, while the date of dividend payment was scheduled for August 17, 2007.

Dividends payable to Orbis S.A.:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007,
- Orbis Kontrakty Sp. z o.o. –according to resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007 dividend in the amount of PLN 5 081 thousand payable to „Orbis" S.A., was paid to Orbis S.A. bank account in June 2007 and dividend in the amount of PLN 1 270 thousand payable to Hekon – Hotele Ekonomiczne S.A., was paid to Hekon bank account in June and July 2007.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring and one-off events that impacted the financial result of the Orbis Group took place during 6 months ended on June 30, 2007 and on June 30, 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 6 months of the current year, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska sp. z o.o. (a company related to Accor S.A., formerly Societe d'Explotation Hotek Polska sp. z o.o.) – revenues amounted to PLN 888 thousand, while expenses totaled PLN 8 263 thousand, including PLN 8 216 thousand as license fee. Receivables under these transactions amounted to PLN 539 thousand, while payables to PLN 5 078 thousand. In the period of 6 months of 2006, revenues amounted to PLN 1 183 thousand, including PLN 1 153 thousand under the management contract, while expenses totaled PLN 6 694 thousand, including PLN 3 750 thousand as license fee. Receivables amounted to PLN 417 thousand, while payables to PLN 3 945 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 1 176 thousand, while payables to PLN 160 thousand. In the 6 months of 2006, expenses amounted to PLN 757 thousand, no payables were reported during that period.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses totaled PLN 194 thousand, and in the 6 months of 2006 – to PLN 203 thousand.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

As at June 30, 2007	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	66 824	146 140	3	219	788	2	213 976
Payables	144 087	36 311	30	1 668	29 462	2 418	213 976
Expenses	5 894	3 347	52	7 408	2 569	58	19 328
Revenues	12 002	4 937	0	967	1 422	0	19 328

11. CHANGES IN ACCOUNTING POLICIES

The differences between the figures disclosed in the balance sheet for 6 months ended June 30, 2006 presented in these condensed interim consolidated financial statements and figures as at June 30, 2006, disclosed in the condensed interim consolidated financial statements prepared as at June 30, 2006, as well as their impact upon the result and the cashflow statement for 6 months of 2006 are set out below.

Changes in the balance sheet, the income statement and the cashflow statement as at June 30, 2006:

BALANCE SHEET	As at June 30, 2006, published figures		Differences	As at June 30, 2006, current figures
Non-current assets	1 979 996	1.	5 954	1 985 950
Current assets	276 720	2.	(14 326)	262 394
	726		0	726
Total assets	2 257 442		(8 372)	2 249 070
Equity	1 661 792	3.	(79 725)	1 582 067
Non-current liabilities	360 958	4.	28 810	389 768
Current liabilities	234 692	5.	42 543	277 235
Total equity and liabilities	2 257 442		(8 372)	2 249 070

(all amounts are quoted in PLN thousand, unless otherwise stated)

INCOME STATEMENT	6 months ended June 30, 2006, published figures		Differences	6 months ended June 30, 2006, current figures
Gross profit (loss) on sales	114 223	6.	(662)	113 561
Profit (loss) from operating activities	20 147	7.	418	20 565
Net profit (loss) for the financial year	11 706	8.	(2 789)	8 917

CASH FLOW STATEMENT	6 months ended June 30, 2006, published figures	Differences	6 months ended June 30, 2006, current figures
Net cash flows from operating activities	63 842	(3 545)	60 297
Net cash flows from investing activities	(107 735)	6 097	(101 638)
Net cash flows from financing activities	33 066	(2 102)	30 964
Change in total net cash flows and their equivalents	(10 827)	450	(10 377)

BALANCE SHEET

1.	Adjustment of car lease in Orbis Transport	37
-	Adjustment of depreciation of tangible assets in Orbis Transport	3 223
-	Adjustment of deferred tax in Orbis Transport	2 694
-	Breakdown of receivables into current and non-current receivables in Orbis Transport	9 468
-	Adjustment of valuation of initial goodwill in Orbis Transport Group	(1 437)
-	Adjustment of valuation of tangible assets in PBP Orbis	(502)
-	Setting-off the deferred tax provision against the deferred tax asset	(8 313)
-	Other	784
	Total	**5 954**
2.	Breakdown of receivables into current and non-current receivables in Orbis Transport	(9 468)
-	Adjustment of classification of receivables in Orbis Transport	(5 769)
-	Adjustment of car lease in Orbis Transport	944
-	Other	(33)
	Total	**(14 326)**
3.	Impact of created deferred tax provision upon retained earnings	(80 141)
-	Impact of adjustment of goodwill in the Orbis Transport Group upon retained earnings	(1 296)
-	Impact of an additionally created provision for jubilee awards and retirement benefits in the Orbis Transport Group upon retained earnings	(94)
-	Impact of adjustment of valuation of tangible assets in PBP Orbis upon retained earnings	(502)
-	Impact of adjustment of depreciation in the Orbis Transport Group upon retained earnings	1 503
-	Impact of adjustment of lease in the Orbis Transport Group upon retained earnings	505
-	Other	300
	Total	**(79 725)**
4.	Setting-off the deferred tax provision against the deferred tax asset	(634)
-	Adjustment of deferred tax related to car lease adjustment in Orbis Transport	3 153
-	Reclassification of borrowings from non-current into current in Orbis Transport	(44 899)
-	Creation of deferred tax provision, taking into account the value of rights to perpetual usufruct of land obtained free of charge from local authorities in Orbis S.A.	69 354
-	Adjustment of classification of liabilities into current and non-current in Orbis Transport	2 239
-	Adjustment of coach lease in Orbis Transport	(134)
-	Other	(269)
	Total	**28 810**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.	Reclassification of borrowings from non-current into current in Orbis Transport	44 899
-	Adjustment of classification of liabilities into current and non-current in Orbis Transport	3 158
-	Adjustment of presentation of receivables in Orbis Transport	(5 769)
-	Other	255
	Total	**42 543**

INCOME STATEMENT

6.	Reclassification of income from rental of investment property from other operating income to sales of services in Orbis S.A.	749
-	Reclassification of income from trade marks from other operating income to sales of merchandise and raw materials in Orbis S.A.	924
-	Reclassification of costs of rental of investment property from other operating expenses to cost of goods sold in Orbis	(423)
-	Adjustment of car lease in Orbis Transport	(3 723)
-	Adjustment of depreciation/amortization of non-current assets due to recognition of residual value in Orbis Transport	1 103
-	Reclassification of income from coach lease in Orbis Transport	1 093
-	Other	(385)
	Total 6	**(662)**
7.	Reclassification of income from rental of investment property from other operating income to sales of services	(749)
-	Reclassification of income from trade marks from other operating income to sales of merchandise and raw materials	(924)
-	Reclassification of costs of rental of investment property from other operating expenses to cost of goods sold	423
-	Reclassification of interest, exchange differences and income/loss of exchange offices from finance income to other operating income	1 097
-	Reclassification of other financial income to other operating income	505
-	Reclassification of other finance costs to other operating expenses	(313)
-	Reclassification of income from sale of investments from financial income to other operating income in PBP Orbis	71
-	Adjustment of car lease in Orbis Transport	1 588
-	Adjustment of result of sale of property, plant and equipment in Orbis Transport	(2 006)
-	Adjustment of the provision for employee benefits in Orbis Transport	401
-	Elimination of in-kind contribution to Orbis Transport	647
-	Other	340
	Total 6+7	**418**
8.	Reclassification of interest, exchange differences and income/loss of exchange offices from finance income to other operating income	(1 574)
-	Adjustment of result of sale of property, plant and equipment in Orbis Transport	282
-	Reclassification of income from sale of investments from financial income to other operating income in PBP Orbis	(71)
-	Adjustment of car lease in Orbis Transport	(1 093)
-	Other	18
-	Recalculation of the income tax	(769)
	Total 6+7+8	**(2 789)**

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. EVENTS AFTER THE BALANCE SHEET DATE

1. On July 11, 2007, Fitch Ratings maintained the long-term domestic rating for Orbis S.A. at the same level that was maintained throughout the entire 2nd of 2007, i.e. BBB+ (pol) with a stable perspective (refer to the current report no 20/2007).
2. The Management Board of Orbis S.A. implementing the updated strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 (Report 14/2007) decided to liquidate the branches: Hotel Arkona in Szczecinie, Hotel Petropol in Płocku, Hotel Kosmos in Toruniu preceded by closing down the hotels' operations as at November 30, 2007. These three hotels (and in the nearest future – upon determining the date of closing down the hotels' operations - also Hotel Vera in Warsaw) will be replaced by new buildings. Additionally, implementing the Updated strategy and taking into account economical and technical reasons due to starting of the second stage of the complex transformation of the building, Orbis S.A. Management Board decided to liquidate Hotel Grand in Warsaw branch preceded by closing down the hotel's operations as at August 31, 2007.

13. ISSUER'S SHAREHOLDERS

As at May 15, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at May 15, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholders	No.of sares held as at August 14,2007 (no.of voting rights at the GM)	% share in capital as at August 14,2007 (% share in total no.of votting rights at the GM)	Change in the structure of ownership of major blocks of shares from May 16, 2007 to August 14,2007
- Accor S.A.:	**18 698 000**	**40,57%**	**-**
including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.*:	**7 524 757**	**16,33%**	**-**
including securities accounts of investment funds management by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 577 039*	*9,93%*	-
- ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	**2 715 009**	**5,89%**	**-**
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	**-**
- Pioneer Pekao Investment Management S.A. (PPIM) - all clients(as regards portfolios managed by PPIM):	**2 332 876**	**5,06%**	**-**
including portfolios od Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	*2 313 646*	*5,02%*	-

(all amounts are quoted in PLN thousand, unless otherwise stated)

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

Some changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report, that is President of the Management Board Mr. Jean-Philippe Savoye disposed of 4 000 shares in Orbis S.A. (current report no 21/2007).

According to the Company's knowledge, as at August 14, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at August 14, 2007, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   does not hold any Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 pending proceedings for declaration of invalidity of an administrative decision	Applicants: P.P. A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Cracow at 11 Pijarska Street	PLN 1,345 thd	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) Irena Kuc-November 2004 4) JanuszTabor and Irena Ciapała – November 2004	Plaintiffs: S., P., G., A., A. i M. Marczak and I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court.
Proceedings for reimbursement (proportionally to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska Street in Cracow	PLN 1.541 thd	Statement of claim dated November 29,2004	Plaintiff: Orbis S.A. Defendants: s. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapala, J. Tabor	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. The Court set a deadline of 3 weeks for the defendant's attorney to file a statement of defense in the case considering the possibility of suspension of the proceedings. The case has been adjourned until an unspecified date.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
25 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law.	Some employees seek compensation from PLN 28-67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-19 thousand	from July 2005 from the end of September 2005	Plaintiffs: approx. 25 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A..	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 18 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. Four judgments lacking force of law in favor of Orbis S.A. have been rendered to dismiss all the claims of the employees.
59 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	Plaintiffs, with few exceptions, claim amounts of PLN 2-31 thd	First statements of claim were filed in July 2006	59 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed.
15 proceedings initiated by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period from 2003 to 2005. The employees' claims are based on the provisions of the Collective Labor Agreement which was in force at Solec Hotel before its liquidation	Plaintiffs claim the amount from PLN 4-18 thd	First statements of claim were filed in July 2006.	Plaintiffs: 15 former employees of the liquidated Solec Hotel Branch in Warsaw; Defendant: Orbis SA	Orbis S.A. motions that all suits brought by employees be dismissed. A few employees have withdrawn statements of claims and renounced their claims
Proceedings for handing over the real property located in Warsaw, Wilanów District, at 27 St. Kostki Potockiego Street, indicated as a plot no. 21/1with area of 4,397 square metres	Plaintiff estimated the value of the subject matter of litigation at PLN 5,000 as the value of the real property or at PLN 377 thd equal to 3-times the monthly rent to be paid for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	Orbis S.A. proposed a compromise in court, which was not accepted by the State Treasury. The date of next hearing has been set for September 6, 2007.
Proceedings for joint and several payment under an order the writ of payment proceedings	PLN 374 thd.	March 2007	Plaintiff: RP Instal Polska SP. z o.o. with its seat in Warsaw, Defendant: Orbis S.A. and RD-BUD Sp. z o.o.	The Court decided about the payment of PLN 347 thd in favor of RP Instal. Orbis S.A. appealed against the order for payment, motioning the order be annulled in its entirety. The defendant withdrew the claim and the District Court remitted proceedings in the case. The case is closed.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 Street in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 273 thd.	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis SA Participant: President of the Capital City of Warsaw	By virtue of the decision dated June 11, 2007, the Self-Government Appellate Board dismissed the application for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified, and that a lower amount of the fee is justified. Orbis has appealed against the decision. The case is pending.

ORBIS S.A.

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at June 30, 2007 and for 6 months ended on June 30, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at June 30, 2007, March 31, 2007, December 31, 2006 and June 30, 2006

Assets	balance as at June 30, 2007	balance as at March 31, 2007	balance as at December 31, 2006	balance as at June 30, 2006
Non-current assets	**2 048 024**	**2 022 770**	**2 033 051**	**1 978 819**
Property, plant and equipment	1 464 839	1 453 103	1 499 872	1 464 038
Intangible assets, of which:	1 109	999	1 052	1 461
- goodwill	0	0	0	0
Investment in subsidiaries and associates	484 091	470 085	470 085	470 085
Available-for-sale financial assets	31	31	31	31
Other financial assets	0	0	0	121
Investment property	97 402	98 000	61 459	42 531
Other long-term investments	552	552	552	552
Current assets	**175 458**	**135 418**	**157 120**	**185 599**
Inventories	4 729	4 711	4 937	5 916
Trade receivables	38 446	28 162	23 023	30 405
Income tax receivables	993	740	786	0
Other short-term receivables	106 918	84 796	75 124	111 349
Financial assets at fair value through profit or loss	0	0	0	21 469
Cash and cash equivalents	24 372	17 009	53 250	16 460
Total assets	**2 223 482**	**2 158 188**	**2 190 171**	**2 164 418**

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 10 of these statments

(all amounts aie quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at June 30, 2007, March 31, 2007, December 31, 2006 and June 30, 2006

Shareholders' Equity and Liabilities	balance as at June 30, 2007	balance as at March 31, 2007	balance as at December 31, 2006	balance as at June 30, 2006
Shareholders' equity	**1 601 471**	**1 565 222**	**1 576 850**	**1 526 570**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Retained earnings	950 384	914 135	925 763	875 483
Non-current liabilities	**322 163**	**321 527**	**325 929**	**367 802**
Borrowings	225 417	225 361	225 305	264 385
Deferred income tax liability	62 367	65 215	69 855	69 354
Provision for pension and similar benefits	34 379	30 946	30 769	34 063
Provisions for liabilities	0	5	0	0
Current liabilities	**299 848**	**271 439**	**287 392**	**270 046**
Borrowings	184 043	187 383	184 297	60 956
Trade payables	42 324	21 599	54 183	26 446
Current income tax liabilities	3 849	2 717	1 170	4 517
Other current liabilities	63 439	41 290	36 385	171 674
Provision for pension and similar benefits	4 795	4 523	4 769	4 794
Provisions for liabilities	1 398	13 927	6 588	1 659
Total equity and liabilities	**2 223 482**	**2 158 188**	**2 190 171**	**2 164 418**

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 6 months and for 3 months ended on June 30, 2007 with comparable figures for the year 2006

	3 months ended on June 30, 2007	6 months ended on June 30, 2007	3 months ended on June 30, 2006	6 months ended on June 30, 2006
Net sales of services	177 358	309 442	158 446	271 431
Net sales of products, merchandise and raw materials	431	1 032	810	1 180
Cost of services, products, merchandise and raw materials sold	(115 640)	(223 809)	(104 826)	(205 824)
Gross profit on sales	**62 149**	**86 665**	**54 430**	**66 787**
Other operating income	40 386	42 640	23 971	26 900
Distribution & marketing expenses	(10 384)	(19 154)	(8 979)	(16 860)
Overheads & administrative expenses	(29 753)	(54 076)	(27 534)	(49 220)
Other operating expenses	(2 008)	(4 971)	(188)	(4 729)
Operating profit	**60 390**	**51 104**	**41 700**	**22 878**
Financial income	6	6	50	59
Financial expenses	(4 900)	(9 477)	(4 698)	(9 628)
Profit before tax	**55 496**	**41 633**	**37 052**	**13 309**
Income tax expense	(3 580)	(1 345)	(3 530)	(494)
Net profit for the financial year	**51 916**	**40 288**	**33 522**	**12 815**
Earnings per ordinary share (in PLN)				
Earnings per share for the financial year	1,13	0,87	0,73	0,28

Total profit for the year relates to continued operations.

Explanation of differences in presented data for 6 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months and for 3 months ended on June 30, 2007, for 12 months preceding and for 6 months comparable for the year 2006

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the financial year	0	0	63 095	**63 095**
Total recognised income	**0**	**0**	**63 095**	**63 095**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2006	**517 754**	**133 333**	**925 763**	**1 576 850**
of which: six months ended on June 30, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the financial year	0	0	12 815	**12 815**
Total recognised income	**0**	**0**	**12 815**	**12 815**
dividends	0	0	(15 667)	**(15 667)**
Balance as at June 30, 2006	**517 754**	**133 333**	**875 483**	**1 526 570**
Six months ended on June 30, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the financial year	0	0	40 288	**40 288**
Total recognised income	**0**	**0**	**40 288**	**40 288**
dividends	0	0	(15 667)	**(15 667)**
Balance as at June 30, 2007	**517 754**	**133 333**	**950 384**	**1 601 471**
of which: three months ended on June 30, 2007				
Balance as at April 1, 2007	**517 754**	**133 333**	**914 135**	**1 565 222**
- profit for the financial year	0	0	51 916	**51 916**
Total recognised income	**0**	**0**	**51 916**	**51 916**
dividends	0	0	(15 667)	**(15 667)**
Balance as at June 30, 2007	**517 754**	**133 333**	**950 384**	**1 601 471**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 6 months and for 3 months ended on June 30, 2007 with comparable figures for the year 2006

	3 months ended on June 30, 2007	6 months ended on June 30, 2007	3 months ended on June 30, 2006	6 months ended on June 30, 2006
OPERATING ACTIVITIES				
Gross profit before tax	**55 496**	**41 633**	**37 052**	**13 309**
Adjustments:	**(4 732)**	**13 755**	**(9 674)**	**(1 241)**
Depreciation and amortization	30 890	61 198	25 913	51 747
Interest	(28 543)	(24 236)	(17 660)	(13 309)
Profit (loss) on investing activity	891	623	(10)	292
Change in receivables	(15 414)	(31 539)	(24 957)	(35 587)
Change in current liabilities, excluding borrowings	18 168	10 951	6 847	(3 884)
Change in provisions	(8 829)	(1 554)	1 130	(280)
Change in inventories	(18)	208	(564)	(221)
Other adjustments	(1 877)	(1 896)	(373)	1
Cash from operating activities	**50 764**	**55 388**	**27 378**	**12 068**
Income tax paid/ reimbursed	(5 549)	(6 361)	873	221
Net cash flow from operating activities	**45 215**	**49 027**	**28 251**	**12 289**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	155	437	301	492
Proceed form sale of investment property	0	0	0	0
Proceeds from sale of shares in related entities	0	0	0	0
Proceeds from sale of short-term securities	3 070	3 070	121 715	141 715
Dividends received	5 081	5 081	21 376	21 376
Interest received	337	719	521	931
Other income from financial assets	4	2 409	4	8
Other investing income	0	0	0	0
Purchase of property, plant and equipment and intangible assets	(35 153)	(76 573)	(50 753)	(79 328)
Purchase of related entities	(167)	(167)	0	0
Purchase of short-term securities	(3 064)	(3 064)	(143 064)	(143 064)
Loans granted to related parties	0	0	(2 500)	(14 000)
Other investing cash flow	0	0	0	0
Net cash used in investing activities	**(29 737)**	**(68 088)**	**(52 400)**	**(71 870)**
FINANCING ACTIVITIES				
Proceed from borrowings	0	0	30 000	50 000
Repayment of borrowings	(201)	(201)	(322)	(322)
Interest payment	(7 824)	(9 428)	(8 324)	(9 627)
Other financial cash flow	(90)	(188)	(253)	(253)
Net cash used in financing activities	**(8 115)**	**(9 817)**	**21 101**	**39 798**
Change in cash and cash equivalents	**7 363**	**(28 878)**	**(3 048)**	**(19 783)**
Cash and cash equivalents at the beginning of period	**17 009**	**53 250**	**19 508**	**36 243**
Cash and cash equivalents at the end of period	**24 372**	**24 372**	**16 460**	**16 460**

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT JUNE 30, 2007 AND FOR 6 MONTHS ENDED JUNE 30, 2007.

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.5 thousand persons and operates a network of 47 hotels (9,058 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at June 30, 2007 and for 6 months ended June 30, 2007** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the consolidated interim financial statements for the semi-annual period of 2006. These policies have been consistently applied to all the years presented in the financial statements. Divergence from the data reported earlier is presented in section 10 hereof.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. as at June 30, 2007 should be read in conjunction with the consolidated interim financial statements of the Orbis Group as at June 30, 2007 and for 6 months ended on June 30, 2007 (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended June 30, 2007	3 months ended June 30, 2006	% change 2007/2006	6 months ended June 30, 2007	6 months ended June 30, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	177 789	159 256	11,64%	310 474	272 611	13,89%
% share in total revenues	81,49%	86,89%		87,92%	91,00%	
Cost of goods sold	(115 640)	(104 826)	10,32%	(223 809)	(205 824)	8,74%
Selling and marketing costs	(10 384)	(8 979)	15,65%	(19 154)	(16 860)	13,61%
Administrative expenses	(29 753)	(27 534)	8,06%	(54 076)	(49 220)	9,87%
of which:						
-depreciation & amortization	(30 890)	(25 913)	19,21%	(61 198)	(51 747)	18,26%
- staff costs	(53 102)	(45 991)	15,46%	(101 127)	(92 389)	9,46%
- outsourced services	(32 901)	(31 954)	2,96%	(59 816)	(56 972)	4,99%
% share in total costs	95,75%	96,66%		95,36%	94,98%	
Other operating income	40 386	23 971	68,48%	42 640	26 900	58,51%
Other operating expenses	(2 008)	(188)	968,09%	(4 971)	(4 729)	5,12%
Operating profit - EBIT	**60 390**	**41 700**	**44,82%**	**51 104**	**22 878**	**123,38%**
Profit (loss) on sale of subsidiaries, affiliates and associates						
Other finance income	6	50	-88,00%	6	59	-89,83%
Finance costs	(4 900)	(4 698)	4,30%	(9 477)	(9 628)	-1,57%
Profit before tax	**55 496**	**37 052**	**49,78%**	**41 633**	**13 309**	**212,82%**
Income tax	(3 580)	(3 530)	1,42%	(1 345)	(494)	172,27%
Net profit	**51 916**	**33 522**	**54,87%**	**40 288**	**12 815**	**214,38%**
EBIT margin (EBIT/Revenues)	33,97%	26,18%	7,79 pp	16,46%	8,39%	8,07 pp
EBITDA	**91 280**	**67 613**	**35,00%**	**112 302**	**74 625**	**50,49%**
EBITDA margin (EBITDA/Revenues)	51,34%	42,46%	8,88 pp	36,17%	27,37%	8,80 pp

Comments on the results generated by Orbis S.A. in the 2nd quarter of 2007 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.2 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at June 30, 2007	As at March 31, 2006	% change in 3 months ended on June 30, 2007	As at Dec 31, 2006	% change in 6 months ended on June 30, 2007	As at June 30, 2006	% change in 12 months ended on June 30, 2007
Non-current assets	2 048 024	2 022 770	1,25%	2 033 051	0,74%	1 978 819	3,50%
% share in the balance sheet total	92,11%	93,73%		92,83%		91,42%	
Current assets	175 458	135 418	29,57%	157 120	11,67%	185 599	-5,46%
% share in the balance sheet total	7,89%	6,27%		7,17%		8,58%	
TOTAL ASSETS	**2 223 482**	**2 158 188**	**3,03%**	**2 190 171**	**1,52%**	**2 164 418**	**2,73%**
Equity	1 601 471	1 565 222	2,32%	1 576 850	1,56%	1 526 570	4,91%
% share in the balance sheet total	72,03%	72,52%		72,00%		70,53%	
Non-current liabilities	322 163	321 527	0,20%	325 929	-1,16%	367 802	-12,41%
- of which: borrowings	225 417	225 361	0,02%	225 305	0,05%	264 385	-14,74%
% share in the balance sheet total	14,49%	14,90%		14,88%		16,99%	
Current liabilities	299 848	271 439	10,47%	287 392	4,33%	270 046	11,04%
- of which: borrowings	184 043	187 383	-1,78%	184 297	-0,14%	60 956	201,93%
% share in the balance sheet total	13,49%	12,58%		13,12%		12,48%	
TOTAL EQUITY AND LIABILITIES	**2 223 482**	**2 158 188**	**3,03%**	**2 190 171**	**1,52%**	**2 164 418**	**2,73%**
Debt/total capital employed ratio	25,57%	26,37%	- 0,8 pp	25,98%	- 0,41pp	21,31%	- 4,26pp
Debt ratio (total liabilities/total assets ratio)	27,97%	27,48%	0,49 pp	28,00%	0,03 pp	29,47%	- 1,50pp

4.1 Non-current assets

Owing to the nature of the Company's operations, the basic item of its non-current assets is property, plant and equipment accounting for 71.5% of total non-current assets. This item covers, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The 3.5% growth in non-current assets in the last 12 months results predominantly from planned modernizations of property, plant and equipment (the value being the result of the increase due to modernizations and decrease due to depreciation). During the last quarter the value of this item grew by 1.3% due to investment in shares of Orbis Transport Sp. z o.o., registration of increase of the Company's capital has been made, in which Orbis S.A. acquired shares in amount of PLN 14 006 thousand.

4.2 Current assets

In the second quarter of 2007, current assets were dominated by other current receivables (60.9% share) composed among others of short-term loans granted to subsidiaries, prepayments, advances and receivables arising from public law regulations. This item increased as compared to the end of 2006 (by 42.3%) and the first quarter of 2007 (by 26.1%) mainly due to dividend on shares in the company Hekon – Hotele Ekonomiczne amounting to PLN 32 984 thousand. The second most significant item is trade receivables, accounting for 21.9% of total current assets. The growth in this item as compared to the balance as at the end of the first quarter of 2007 by 36.5% and by 67.0% as compared to the end of 2006 follows from increased turnover from hotel activities in the current quarter. A major item in the second quarter of 2007 is cash and cash equivalents (13.9% share), which did grew by 43.3% as compared to the balance as at the end of the first quarter of 2007, yet decreased as compared to the end of the year 2006 by 54.2%.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

Traditionally, borrowings received (70% share) represent the most substantial item of non-current liabilities. The decline against the balance as at the end of the second quarter of 2006 resulted from the repayment of a fixed-term bank borrowings installment of PLN 39 191 thousand in the past year. However, as compared to the balance as at the end of the first quarter of 2007 and as at December 31, 2006, the value of this item has not changed significantly. The second major component (19.4%) is a provision for deferred income tax, which has been diminishing steadily throughout the successive reporting periods. The last major item of non-current liabilities is the provision for retirement benefits and equivalent obligations, accounting for 10.7% of total non-current liabilities. The value of this item has increased as compared to the balance as at the end of the first quarter 2007 and as at the end of the year 2006 by, respectively, 11.1% and 11.7% as a result of recalculation of the provisions by an actuary.

4.4 Current liabilities

Total value of current liabilities went up by 10.5% as compared to the first quarter of 2007 and by 4.3% as compared to the end of 2006. Borrowings constitute the 61.4% of the total current liabilities. Growth in this item by 201.9% versus June 2006 is by and large attributable to conversion, in October 2006, of liabilities related to debt securities (bonds) worth PLN 109 620 thousand into a 12-month loan from Hekon - Hotele Ekonomiczne S.A. and incurring additional loans from Hekon - Hotele Ekonomiczne S.A. by Orbis S.A. Since then, current liabilities from borrowings remained on the same level. The second most significant item is other current payables (21.2% share) with important lines such as: tax, customs duties and social security payables, advances and downpayments. Other current payables decreased as compared to their value as at June 30, 2006, which was brought about by the above-described conversion of liabilities under debt securities into a loan and increased by 53.6% as compared to the balance as at the end of the first quarter of 2007 and by 74.4% as compared to the end of 2006 on account of dividend paid out to Orbis S.A. shareholders, amounting to PLN 15 667 thousand. In addition, liabilities from investments in fixed assets and retained security deposits increased. The next important item is trade payables (14.1% share), which increased by 96.0% as compared to the first quarter of 2007 as a result of seasonality in the hotel business, yet went down by 21.9% versus their value as at the end of 2006.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. June 30, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
BWE-24/ORB loan	332	0	332	0	0
Fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	266 305	0	40 888	85 533	139 884
Loans - Hekon Hotele Ekonomiczne S.A.	142 823	0	142 823	0	0
TOTAL :	409 460	0	184 043	85 533	139 884

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occured	As at June 30, 2007 (change in 3 months of 2007)	As at March 31, 2007 (change in 3 months of 2006)	% change in 3 months ended June 30, 2007	As at Dec 31, 2006 (change in 6 months of 2006)	% change in 6 months ended June 30, 2007	As at June 30, 2006 (change in 3 months of 2006)	% change in 12 months ended June 30, 2007
DEFERRED TAX PROVISION AND ASSETS*							
Provision for deferred tax	62 367	65 215	-4,37%	69 855	-10,72%	69 354	-10,07%
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement obligations	**39 174**	**35 469**	**10,45%**	**35 538**	**10,23%**	**38 857**	**0,82%**
Opening balance	35 469	35 538		38 857		37 183	
- created	5 554	0		6 311		5 366	
- used	(1 849)	(69)		(3 523)		(2 486)	
- released	0	0		(6 107)		(1 206)	
Closing balance	39 174	35 469		35 538		38 857	
2. Provision for restructuring costs	**603**	**2 159**	**-72,07%**	**5 752**	**-89,52%**	**1 632**	**-63,05%**
Opening balance	2 159	5 752		1 632		3 081	
- created	0	0		5 752		0	
- used	(1 556)	(3 593)		(1 632)		(1 449)	
- released	0	0		0		0	
Closing balance	603	2 159		5 752		1 632	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059		6 059	
- created	0	0		0		0	
- used	0	0		0		0	
- reversed	0	0		0		0	
Closing balance	6 059	6 059		6 059		6 059	
2. Impairment of property, plant and equipment	**467 307**	**468 242**	**-0,20%**	**468 242**	**-0,20%**	**496 121**	**-5,81%**
Opening balance	468 242	468 242		496 121		574 944	
- created	47	0		51 276		17 238	
- appropriated	(58)	0		0		0	
- used	(451)	0		0		(11 589)	
- reversed	(473)	0		(79 155)		(84 472)	
Closing balance	467 307	468 242		468 242		496 121	

*The deferred tax provision and assets are presented according to their final balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

As at June 30, 2007, contingent assets and liabilities were as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Juny 30, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	8 400	0	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
			TOTAL:	13 400	0	
		of which: sureties for borrowings or guarantees issued within the group:		13 400	0	

5. CASH FLOWS IN THE COMPANY ORBIS S.A.

In PLN thousand	3 months ended on June 30, 2007	3 months ended on June 30, 2006	% change 2007/2006	6 months ended on June 30, 2007	6 months ended on June 30, 2006	% change 2007/2006
Cash flows from operating activities	45 215	28 251	60,05%	49 027	12 289	298,95%
Cash flows from investing activities	(29 737)	(52 400)	-43,25%	(68 088)	(71 870)	-5,26%
Cash flows from financing activities	(8 115)	21 101	-138,46%	(9 817)	39 798	-124,67%
Total net cash flows	**7 363**	**(3 048)**	**341,57%**	**(28 878)**	**(19 783)**	**45,97%**
Cash and cash equivalents at the end of period	24 372	16 460	48,07%	24 372	16 460	48,07%

In the second quarter of 2007 the Company reported positive cash flows. Positive balance of cash from operating activities, which in absolute values exceeds the negative balances of cash from investing and financing activities indicates that the Company finances its business from a surplus of cash generated from operating activities. An analysis of negative net cash flow the first 6 months of 2007 year-to-date indicates that the Company uses not only a surplus of cash from operating activities, but also draws upon its own financial resources. The Company did not use any new tranche of external financing during the period in question. The condition of the Company is well reflected by the operating cash flow (OCF) ratio, which in 2007 remained at a high level of 84.0% for two second quarter and at 80.7% year-to-date.

5.1 Operating activities

In the second quarter of 2007 the Company reported positive cash flows from operating activities. It was mainly thanks to a large value of profit before tax. The ratio of profit to the positive balance of cash from operating activities remains high and equals 122.7% (84.9% for 6 months year-to-date, while the difference is due to seasonality of the hotel business). Traditionally, the most substantial positive adjustment of profit concerned depreciation/amortization, with the value being slightly higher than in the corresponding period of the past year. Moreover, a change in the balance of payables (much higher than in the first quarter of 2007, with the exception of borrowings, the value of which was affected by increased turnover from operating activities) resulted in positive adjustments.
The most significant negative adjustment, much greater than in the corresponding period of the past year, arose due to interest and dividends resulting from allotment of a much greater amount of dividend from Hekon – Hotele Ekonomiczne S.A. and Orbis Kontrakty Sp. z o.o., as well as a change in the balance of receivables and current liabilities.

5.2 Investing activities

Revenues from dividends were the major source of positive cash flows from investing activities in the second quarter of 2007. The value of this item is definitely lower than in the past year, since out of the dividends that are due to Orbis S.A. from Orbis Kontrakty Sp. z o.o. and from Hekon – Hotele Ekonomiczne S.A., the latter dividend was not paid to the Company before the end of the quarter, quite opposite than in 2006. Moreover, revenues from the sale of short-term securities declined substantially due to a change in the policy of managing surplus funds by the Company.
Expenditure of non-current tangible assets and intangibles was the greatest driver of negative cash flows from investing activities in the second quarter of 2007. It is related to the ongoing investments within the frame of the development strategy. Generally, the investment expenditure ratio in the second quarter of 2007 was lower than one and totaled – 0.9, which indicates a surplus of cash being generated for use in the coming periods. However, considering the entire 6 months of 2007, this ratio is higher and equals 1.6 which means that it was spent more than reached surplus of cash from operating activities.

5.3 Financing activities

The basic expenditure incurred in the second quarter of the current year within the framework of financing activities, reflected in negative cash flows from these activities, was the repayment of interest on loans. No cash flows from financing activities have been reported in the first and second quarter of 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	Balance as at June 30, 2007	Balance as at March 31, 2007	% change in 3 months ended on June 30, 2007	Balancee as at Dec 31, 2007	% change in 6 months ended on June 30, 2007	Balance as at June 30, 2006	% change in 12 months ended on June 30, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Retained earnings	950 384	914 135	3,97%	925 763	2,66%	875 483	8,56%
Equity	**1 601 471**	**1 565 222**	**2,32%**	**1 576 850**	**1,56%**	**1 526 570**	**4,91%**

The level of share capital has remained unchanged during the second quarter of 2007.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The change in retained earnings in the second quarter of 2007 in the amount of PLN 36 249 thousand was the result of booking the net profit for the current quarter as well as the decision of General Shareholders' Meeting to distribute dividend for the shareholders of Orbis S.A.

Dividends paid out by Orbis S.A.:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand to be paid out to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007. The date of dividend allotment was scheduled for July 31, 2007, while the date of dividend payment was scheduled for August 17, 2007.

Dividends payable to Orbis S.A.:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007,
- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 5 081 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Orbis S.A. bank account in June 2007.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

The impact of dividends received from subsidiaries, amounting to, respectively, PLN 38 065 thousand in 2007 and PLN 22 243 thousand in 2006 upon the financial statements for the period of 3 months and 6 months ended on June 30, 2007 and on June 30, 2006 are presented below.

The initial results of the on-going business, established according to uniform criteria, excluding the impact of the above-mentioned events, are as follows:

	3 months ended on June 30, 2007	3 months ended on June 30, 2006	% change 2007 versus 2006	6 months ended on June 30, 2007	6 months ended on June 30, 2006	% change 2007 versus 2006
Net profit (loss) on business	**51 916**	**33 522**	**54,87%**	**40 288**	**12 815**	**214,38%**
Dididentds distributed	(38 065)	(22 243)	71,13%	(38 065)	(22 243)	71,13%
Net profit (loss) on continued business - initial calulatuions	**13 851**	**11 279**	**22,80%**	**2 223**	**(9 428)**	**123,58%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 6 months of the current year, Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (formerly: Societe d'Exploitation HOTEK POLSKA sp. z o.o., a company related to Accor S.A.) – revenues amounted to PLN 888 thousand, while expenses totaled PLN 6 074 thousand, including PLN 6 062 thousand as license fee. Receivables under these transactions amounted to PLN 539 thousand, while payables to PLN 4 238 thousand. During six months of 2006, revenues amounted to PLN 1 183 thousand, including PLN 1 153 thousand under the management contract, while expenses totaled PLN 5 081 thousand, with license fee totaling PLN 2 148 thousand during that period. Receivables amounted to PLN 417 thousand, while payables to PLN 3 551 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 816 thousand, and no payables were recognized in this period. In the 6 months of 2006, expenses amounted to PLN 639 thousand, while no payables have been reported towards the above-mentioned company as at June 30, 2006 .

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies is provided in point 2.1 of the notes to the annual financial statements of Orbis S.A. as at December 31, 2006.

The differences between the figures disclosed in the balance sheet for 6 months ended June 30, 2006 presented in these condensed interim financial statements and figures as at June 30, 2006, disclosed in the condensed interim financial statements prepared for the period from January 1, 2006 and June 30, 2006, as well as their impact upon the result and the cash flow statement for 6 months of 2006 are set out below.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Changes in the balance sheet, the income statement and the cash flow account as at June 30, 2006:

BALANCE SHEET	As at June 30, 2006, published figures		Differences	As at June 30, 2006, current figures
Non-current assets	1 986 943	1	8 124	1 978 819
Current assets	185 599		0	185 599
Total assets	2 172 542		8 124	2 164 418
Equity	1 604 048	2	(77 478)	1 526 570
Non-current liabilities	298 448	3	69 354	367 802
Current liabilities	270 046		0	270 046
Total equity and liabilities	2 172 542		8 124	2 164 418

INCOME STATEMENT	3 months ended June 30, 2006, published figures		Differences	3 months ended June 30, 2006, current figures
Gross profit (loss) on sales	65 537	4	1 250	66 787
Profit (loss) from operating activities	22 683	5	195	22 878
Net profit (loss) for the financial year	13 371	6	(556)	12 815

CASH FLOW STATEMENT	3 months ended June 30, 2006, published figures	Differences	3 months ended June 30, 2006, current figures
Net cash flows from operating activities	12 289	0	12 289
Net cash flows from investing activities	(71 870)	0	(71 870)
Net cash flows from financing activities	39 798	0	39 798
Change in total net cash flows and their equivalents	(19 783)	0	(19 783)

BALANCE SHEET		
1.	Presentation of Assets and Provisions for net deferred tax	8 124
2.	Impact of the Provision established for deferred tax upon retained earnings	(77 478)
3.	Establishment of Provision for deferred tax with the addition of the value of estimated rights to perpetual usufruct of land received free of charge from the commune	69 354

INCOME STATEMENT		
4.	Reclassification of income from lease of investment property from other operating income to sales of services	749
-	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	924
-	Reclassification of the costs of lease of investment property from other operating expenses to selling and marketing costs	(423)
	Total 4.	1 250

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. Reclassification of income from lease of investment property from other operating income to sales of services	(749)
- Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	(924)
- Reclassification of the costs of lease of investment property from other operating expenses to selling and marketing costs	423
- Reclassification of interest on deposits and receivables from finance income to other operating income	453
- Reclassification of other finance income to other operating income	23
- Reclassification of other finance costs income to other operating expenses	(281)
Total 4+5	**195**
6. Reclassification of interest on deposits and receivables from finance income to other operating income	(476)
- Reclassification of commissions paid from finance costs to other operating expenses	281
- Recalculation of the income tax	(556)
Total 4+5+6	**(556)**

11. EVENTS AFTER THE BALANCE SHEET DATE

The event after the balance sheet date is described in point 12 of the consolidated financial statements of the Orbis Group.

12. SHAREHOLDERS

As at August 14, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at August 14, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts are quoted in PLN thousand, unless otherwise stated)

Shareholders	No.of sares held as at August 14,2007 (no.of voting rights at the GM)	% share in capital as at August 14,2007 (% share in total no.of volting rights at the GM)	Change in the structure of ownership of major blocks of shares from May 16, 2007 to August 14,2007
- Accor S.A.:	18 698 000	40,57%	-
including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.*:	7 524 757	16,33%	-
including securities accounts of investment funds management by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 577 039*	*9,93%*	-
- ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	-
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-
- Pioneer Pekao Investment Management S.A. (PPIM) - all clients(as regards portfolios managed by PPIM):	2 332 876	5,06%	-
including portfolios od Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	*2 313 646*	*5,02%*	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

Some changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report, that is President of Management Board Mr. Jean-Philippe Savoye disposed of 4 000 shares in Orbis S.A. (current report no 2/2007).

As at August 14, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at August 14, 2007, members of the Supervisory Board (of the Board's 7th tenure) held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   does not hold any Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   holds 511 Orbis S.A. shares

6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated financial statements of the Orbis Group.

END